Exhibit 99.3

FINANCIAL RESULTS
Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank (the “Bank”) is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of the Bank and related financial information presented in this Annual Report. Canadian generally accepted accounting principles as well as the requirements of the Bank Act and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.
The Bank’s accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.
Management has assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2010 using the framework found in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2010 the Bank’s internal control over financial reporting is effective.
The scope of management’s assessment of the effectiveness of the Bank’s internal control over financial reporting (ICFR) as at October 31, 2010 did not include the controls, policies and procedures of The South Financial Group, Inc., the results of which are included in the 2010 consolidated financial statements of the Bank since the acquisition date of September 30, 2010. The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design of disclosure controls and procedures (in the case of Canadian securities laws) and ICFR to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates. The South Financial Group, Inc. constituted 1.6% of the total consolidated assets and less than 1% of the total consolidated net income for the year ended October 31, 2010.
The Bank’s Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management’s responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank’s system of internal controls over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.
The Bank’s Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.
The Office of the Superintendent of Financial Institutions, Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.
Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2010 in addition to auditing the Bank’s Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on pages 2 to 3 of the Consolidated Financial Statements. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark	Colleen M. Johnston
Group President and	Group Head Finance and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
December 1, 2010

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 1

INDEPENDENT AUDITORS’ REPORTS TO SHAREHOLDERS

Report on Financial Statements
We have audited the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2010 and 2009 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows (collectively the “Consolidated Financial Statements”) for the years ended October 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, United States (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2010 and 2009 and the results of its operations and its cash flows for the years ended October 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.
As explained in Note 1 to the Consolidated Financial Statements, effective November 1, 2008, the Bank adopted amendments to Canadian Institute of Chartered Accountants (“CICA”) handbook section 3855 “Financial Instruments - Recognition and Measurement” related to impairment of financial assets. In addition, the Bank adopted amendments to CICA handbook section 3855 “Financial Instruments - Recognition and Measurement” effective August 1, 2008, which permitted reclassification of certain securities out of held for trading and available-for-sale categories under specified circumstances.
We have also audited, in accordance with the standards of the PCAOB, the effectiveness of The Toronto-Dominion Bank’s internal control over financial reporting as at October 31, 2010 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 1, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 1, 2010

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 2

INDEPENDENT AUDITORS’ REPORTS TO SHAREHOLDERS

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)
We have audited the effectiveness of The Toronto-Dominion Bank’s internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Toronto-Dominion Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting contained in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board, United States (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on the COSO criteria.
As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management’s assessment of the effectiveness of the Bank’s internal control over financial reporting (ICFR) as at October 31, 2010 did not include the controls, policies and procedures of The South Financial Group, Inc., the results of which are included in the 2010 consolidated financial statements of the Bank since the acquisition date of September 30, 2010 and constituted 1.6% of the total consolidated assets and less than 1% of the total consolidated net income for the year ended October 31, 2010. Our audit of internal control over financial reporting of the Bank also did not include an evaluation of the internal controls over financial reporting of The South Financial Group, Inc.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2010 and 2009 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for the years ended October 31, 2010, 2009 and 2008 of The Toronto-Dominion Bank and our report dated December 1, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 1, 2010

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 3

Consolidated Balance Sheet

As at October 31
(millions of Canadian dollars, except as noted)	2010	2009

ASSETS
Cash and due from banks	$2,574	$2,414
Interest-bearing deposits with banks	19,136	19,103
	21,710	21,517
Securities (Note 2)
Trading (Note 4)	59,542	54,320
Available-for-sale (Note 1)	102,355	84,841
Held-to-maturity (Note 1)	9,715	9,662
	171,612	148,823
Securities purchased under reverse repurchase agreements (Note 2)	50,658	32,948
Loans (Note 3)
Residential mortgages	71,507	65,665
Consumer instalment and other personal	100,880	94,357
Credit card	8,870	8,152
Business and government (Note 4)	83,481	76,176
Debt securities classified as loans (Note 1)	7,591	11,146
	272,329	255,496
Allowance for loan losses (Note 3)	(2,309)	(2,368)
Loans, net of allowance for loan losses	270,020	253,128
Other
Customers’ liability under acceptances (Note 3)	7,757	9,946
Investment in TD Ameritrade (Note 7)	5,485	5,465
Derivatives (Note 8)	51,675	49,445
Goodwill (Note 9)	14,460	15,015
Other intangibles (Note 9)	2,093	2,546
Land, buildings and equipment (Note 10)	4,247	4,078
Current income tax receivable	-	238
Other assets (Note 11)	19,828	14,070
	105,545	100,803
Total assets	$619,545	$557,219

LIABILITIES
Deposits (Notes 12, 16)
Personal	$249,251	$223,228
Banks	12,508	5,480
Business and government	145,221	126,907
Trading	22,991	35,419
	429,971	391,034
Other
Acceptances (Note 3)	7,757	9,946
Obligations related to securities sold short	23,695	17,641
Obligations related to securities sold under repurchase agreements (Note 2)	25,426	16,472
Derivatives (Note 8)	53,685	48,152
Current income tax payable	352	-
Future income tax liabilities (Note 27)	460	235
Other liabilities (Note 13)	21,316	19,632
	132,691	112,078
Subordinated notes and debentures (Note 14)	12,506	12,383
Liability for preferred shares (Note 15)	582	550
Liability for capital trust securities (Note 16)	-	895
Non-controlling interests in subsidiaries (Note 17)	1,493	1,559
Contingent liabilities, commitments and guarantees (Note 31)
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: 2010 - 879.7 and 2009 - 859.6) (Note 18)	16,730	15,357
Preferred shares (millions of shares issued and outstanding: 2010 - 135.8 and 2009 - 135.8) (Note 18)	3,395	3,395
Treasury shares - common (millions of shares held: 2010 - (1.2) and 2009 - (0.8)) (Note 18)	(91)	(15)
Treasury shares - preferred (millions of shares held: 2010 - nil and 2009 - nil) (Note 18)	(1)	-
Contributed surplus	305	336
Retained earnings	20,959	18,632
Accumulated other comprehensive income (loss) (Note 20)	1,005	1,015
	42,302	38,720
Total liabilities and shareholders’ equity	$619,545	$557,219
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

W. Edmund Clark	William E. Bennett
Group President and Chief Executive Officer	Chair, Audit Committee

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 4

Consolidated Statement of Income

For the years ended October 31
(millions of Canadian dollars, except as noted)	2010	2009	2008
Interest income
Loans	$12,939	$13,691	$13,501
Securities
Dividends	737	868	987
Interest	3,043	3,886	4,467
Deposits with banks	668	442	629
	17,387	18,887	19,584
Interest expense
Deposits	4,578	5,818	8,481
Subordinated notes and debentures	667	671	654
Preferred shares and capital trust securities (Notes 15, 16)	37	94	94
Other	562	978	1,823
	5,844	7,561	11,052
Net interest income	11,543	11,326	8,532
Non-interest income
Investment and securities services	2,424	2,212	2,245
Credit fees	634	622	459
Net securities gains (losses) (Note 2)	75	(437)	331
Trading income (loss) (Note 21)	484	685	(794)
Service charges	1,651	1,507	1,237
Loan securitizations (Note 5)	489	468	231
Card services	820	733	589
Insurance, net of claims (Note 22)	1,028	913	927
Trust fees	153	141	140
Other income (loss)	264	(310)	772
	8,022	6,534	6,137
Total revenue	19,565	17,860	14,669
Provision for credit losses (Note 3)	1,625	2,480	1,063
Non-interest expenses
Salaries and employee benefits (Note 24)	5,960	5,839	4,984
Occupancy, including depreciation	1,236	1,213	935
Equipment, including depreciation	880	897	683
Amortization of other intangibles (Note 9)	592	653	577
Restructuring costs (Note 25)	17	36	48
Marketing and business development	595	566	491
Brokerage-related fees	297	274	252
Professional and advisory services	804	740	569
Communications	251	239	210
Other (Note 26)	1,531	1,754	753
	12,163	12,211	9,502
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of an associated company	5,777	3,169	4,104
Provision for income taxes (Note 27)	1,262	241	537
Non-controlling interests in subsidiaries, net of income taxes	106	111	43
Equity in net income of an associated company, net of income taxes (Note 7)	235	303	309
Net income	4,644	3,120	3,833
Preferred dividends	194	167	59
Net income available to common shareholders	$4,450	$2,953	$3,774
Average number of common shares outstanding (millions) (Note 28)
Basic	867.1	847.1	769.6
Diluted	872.1	850.1	775.7
Earnings per share (Canadian dollars) (Note 28)
Basic	$5.13	$3.49	$4.90
Diluted	5.10	3.47	4.87
Dividends per share (Canadian dollars)	2.44	2.44	2.36
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 5

Consolidated Statement of Changes in Shareholders' Equity

For the years ended October 31
(millions of Canadian dollars)	2010	2009	2008
Common shares (Note 18)
Balance at beginning of year	$15,357	$13,278	$6,602
Proceeds from shares issued on exercise of stock options	521	247	255
Shares issued as a result of dividend reinvestment plan	546	451	274
Proceeds from issuance of new shares	252	1,381	-
Shares issued on acquisitions (Note 7)	54	-	6,147
Balance at end of year	16,730	15,357	13,278
Preferred shares (Note 18)
Balance at beginning of year	3,395	1,875	425
Shares issued	-	1,520	1,450
Balance at end of year	3,395	3,395	1,875
Treasury shares - common (Note 18)
Balance at beginning of year	(15)	(79)	(71)
Purchase of shares	(2,158)	(1,756)	(2,434)
Sale of shares	2,082	1,820	2,426
Balance at end of year	(91)	(15)	(79)
Treasury shares - preferred (Note 18)
Balance at beginning of year	-	-	-
Purchase of shares	(63)	(6)	-
Sale of shares	62	6	-
Balance at end of year	(1)	-	-
Contributed surplus
Balance at beginning of year	336	392	165
Net premium (discount) on sale of treasury shares	52	(27)	(4)
Stock options (Note 23)	(83)	(29)	(32)
Conversion of stock options of entities acquired (Note 23)	-	-	263
Balance at end of year	305	336	392
Retained earnings
Balance at beginning of year, as previously reported	18,632	17,857	15,954
Net income due to reporting-period alignment of U.S. entities (Note 1)	-	4	-
Transition adjustment on adoption of financial instruments amendments (Note 1)	-	(59)	-
Net income	4,644	3,120	3,833
Common dividends	(2,118)	(2,075)	(1,851)
Preferred dividends	(194)	(167)	(59)
Share issue expenses	(5)	(48)	(20)
Balance at end of year	20,959	18,632	17,857
Accumulated other comprehensive income (loss) (Note 20)
Balance at beginning of year, as previously reported	1,015	(1,649)	(1,671)
Other comprehensive income due to reporting-period alignment of U.S. entities (Note 1)	-	329	-
Transition adjustment on adoption of financial instruments amendments (Note 1)	-	563	-
Other comprehensive income (loss) for the year	(10)	1,772	22
Balance at end of year	1,005	1,015	(1,649)
Retained earnings and accumulated other comprehensive income	21,964	19,647	16,208
Total shareholders’ equity	$42,302	$38,720	$31,674
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 6

Consolidated Statement of Comprehensive Income

For the years ended October 31
(millions of Canadian dollars)	2010	2009	2008
Net income	$4,644	$3,120	$3,833
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities1	445	1,129	(1,725)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities2	9	257	(53)
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries,
net of hedging activities3,4	(1,362)	(72)	440
Change in net gains (losses) on derivative instruments designated as cash flow hedges5	1,955	1,702	1,522
Reclassification to earnings of net losses (gains) on cash flow hedges6	(1,057)	(1,244)	(162)
	(10)	1,772	22
Comprehensive income (loss) for the year	$4,634	$4,892	$3,855
1	Net of income tax provision of $229 million (2009 - income tax provision of $456 million).
2	Net of income tax recovery of $5 million (2009 - income tax recovery of $148 million).
3	Net of income tax provision of $316 million (2009 - income tax provision of $604 million).
4	Includes $867 million of after-tax gains arising from hedges of the Bank's investment in foreign operations (2009 - after-tax gains of $1,380 million).
5	Net of income tax provision of $865 million (2009 - $828 million).
6	Net of income tax provision of $447 million (2009 - $552 million).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 7

Consolidated Statement of Cash Flows

For the years ended October 31
(millions of Canadian dollars)	2010	2009	2008
Cash flows from (used in) operating activities
Net income	$4,644	$3,120	$3,833
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	1,625	2,480	1,063
Restructuring costs (Note 25)	17	36	48
Depreciation (Note 10)	601	600	438
Amortization of other intangibles	592	653	577
Net securities losses (gains)	(75)	437	(331)
Net gain on securitizations (Note 5)	(317)	(321)	(41)
Equity in net income of an associated company	(235)	(303)	(309)
Non-controlling interests	106	111	43
Future income taxes (Note 27)	98	336	108
Changes in operating assets and liabilities
Current income taxes receivable and payable	590	1,703	(2,857)
Interest receivable and payable (Notes 11, 13)	20	224	27
Trading securities	(5,222)	5,043	26,302
Derivative assets	(2,230)	33,880	(44,630)
Derivative liabilities	5,533	(26,137)	32,852
Other	(2,498)	2,781	2,859
Net cash from operating activities	3,249	24,643	19,982
Cash flows from (used in) financing activities
Change in deposits	26,645	14,319	52,030
Change in securities sold short	6,054	(877)	(5,677)
Change in securities sold under repurchase agreements	8,954	(2,460)	2,080
Issue of subordinated notes and debentures	-	-	4,025
Repayment of subordinated notes and debentures	(35)	(20)	(1,079)
Liability for preferred shares and capital trust securities	(863)	1	(5)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	158	(37)	41
Common shares issued	657	1,544	201
Sale of treasury shares	2,196	1,799	2,422
Purchase of treasury shares	(2,221)	(1,762)	(2,434)
Dividends paid	(1,766)	(1,791)	(1,636)
Net proceeds from issuance of preferred shares	-	1,497	1,430
Net cash from financing activities	39,779	12,213	51,398
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(33)	(6,313)	(683)
Activity in available-for-sale and held-to-maturity securities
Purchases	(80,778)	(92,331)	(120,077)
Proceeds from maturities	40,510	43,101	29,209
Proceeds from sales	23,731	33,022	63,995
Net change in loans, net of securitizations	(25,339)	(51,036)	(36,659)
Proceeds from loan securitizations (Note 5)	15,580	27,491	10,370
Net purchases of premises and equipment	(770)	(820)	(532)
Securities purchased under reverse repurchase agreements	(17,710)	10,275	(14,777)
Net cash acquired (paid) from acquisitions (Note 7)	2,024	-	(1,759)
Net cash used in investing activities	(42,785)	(36,611)	(70,913)
Effect of exchange rate changes on cash and cash equivalents	(83)	(159)	260
Net increase in cash and cash equivalents	160	86	727
Impact due to reporting-period alignment of U.S. entities (Note 1)	-	(189)	-
Cash and cash equivalents at beginning of year	2,414	2,517	1,790
Cash and cash equivalents at end of year, represented by cash and due from banks	$2,574	$2,414	$2,517
Supplementary disclosure of cash flow information
Amount of interest paid during the year	$5,865	$8,337	$10,678
Amount of income taxes paid (refunded) during the year	917	(1,198)	1,905
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 8

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying Consolidated Financial Statements and accounting principles followed by The Toronto-Dominion Bank (the Bank), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), conform with Canadian generally accepted accounting principles (GAAP).
Certain disclosures are included in the Management’s Discussion and Analysis (MD&A) as permitted by GAAP and are discussed in the Managing Risk section of the 2010 MD&A. These disclosures are shaded in the 2010 MD&A and form an integral part of the 2010 Consolidated Financial Statements. The 2010 Consolidated Financial Statements include all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The significant accounting policies and practices followed by the Bank are:

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries and certain variable interest entities (VIEs) after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities controlled by the Bank. VIEs are described in Note 6. The Bank uses the purchase method to account for all business acquisitions.
When the Bank does not own all of the equity of the subsidiary, the minority shareholders’ interest is disclosed in the Consolidated Balance Sheet as non-controlling interest in subsidiaries and the income accruing to the minority interest holders, net of tax, is disclosed as a separate line item in the Consolidated Statement of Income.
The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank’s specific pro-rata share of assets, liabilities, income, and expenses is consolidated.
Entities over which the Bank has significant influence are accounted for using the equity method of accounting. The Bank’s share of earnings, gains and losses realized on disposition, and write-downs to reflect other-than-temporary impairment in the value of such entities is reported in the Consolidated Statement of Income. The Bank’s equity share in TD Ameritrade’s earnings is reported on a one month lag basis.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions based on information available as at the date of the financial statements. Actual results could materially differ from those estimates. Loan losses, fair value of certain financial instruments, consolidation of VIEs, income taxes, securitizations, valuation of goodwill and other intangibles, pensions and post-retirement benefits and contingent liabilities are areas where management makes significant estimates that are dependent on significant assumptions in determining the amounts to be recorded in the Consolidated Financial Statements.

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Foreign currency income and expenses are translated at average exchange rates prevailing throughout the year. Unrealized translation gains and losses and all realized gains and losses are included in other income except for available-for-sale securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.
For self-sustaining foreign currency denominated operations, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the year. Unrealized translation gains and losses relating to the Bank’s self-sustaining operations, net of any offsetting gains or losses arising from hedges of these positions, and applicable income taxes, are included in other comprehensive income. The accumulated translation gains or losses are included in other income either on disposal of the investments or upon the reduction in the net investment as a result of capital transactions such as dividend distributions.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and amounts due from banks which are issued by investment grade financial institutions.

REVENUE RECOGNITION

Investment and securities services income include asset management, administration and commission fees, and investment banking fees. Asset management, administration and commissions fees from investment management and related services, custody and institutional trust services and brokerage services income are all recognized over the period in which the related service is rendered. Investment banking fees include advisory fees, which are recognized as income when earned, and underwriting fees, net of syndication expenses, which are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.
Card services income includes interchange income from credit and debit cards and annual fees. Fee income, including service charges, is recognized as earned, except for annual fees, which are recognized over a 12-month period.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 9

SPECIFIC ACCOUNTING POLICIES

To facilitate a better understanding of the Bank’s Consolidated Financial Statements, significant accounting policies are disclosed in the notes, where applicable, with related disclosures. A listing of all the notes is as follows:

Note	Topic	Page
2	Securities	11
3	Loans, Impaired Loans and Allowance for Credit Losses	15
4	Financial Instruments Designated as Trading under the Fair Value Option	19
5	Loan Securitizations	20
6	Variable Interest Entities	21
7	Acquisitions and Other	22
8	Derivatives	23
9	Goodwill and Other Intangibles	32
10	Land, Buildings and Equipment	33
11	Other Assets	33
12	Deposits	33
13	Other Liabilities	34
14	Subordinated Notes and Debentures	34
15	Liability for Preferred Shares	35
16	Capital Trust Securities	36
17	Non-Controlling Interests in Subsidiaries	37
18	Share Capital	38
19	Regulatory Capital	40
20	Accumulated Other Comprehensive Income (loss)	41
21	Trading-Related Income	41
22	Insurance	42
23	Stock-Based Compensation	42
24	Employee Future Benefits	44
25	Integration and Restructuring Charges	47
26	Other Non-Interest Expenses	48
27	Income Taxes	48
28	Earnings Per Share	49
29	Fair Value of Financial Instruments	50
30	Interest Rate Risk	57
31	Contingent Liabilities, Commitments, Pledged Assets, Collateral and Guarantees	58
32	Credit Risk	60
33	Segmented Information	64
34	Related-Party Transactions	66
35	Risk Management	67
36	Subsequent Events	67

CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS - 2009 AMENDMENTS
Debt Securities Classified as Loans and Loans Classified as Trading
In August 2009, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) amended CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement and CICA Handbook Section 3025, Impaired Loans (the 2009 Amendments). The 2009 Amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and it is not the Bank’s intent to sell the securities immediately or in the near term. Debt securities classified as loans are assessed for impairment using the incurred credit loss model of CICA Handbook Section 3025. Under this model, the carrying value of a loan is reduced to its estimated realizable amount when it is determined that it is impaired. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the 2009 Amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value through the Consolidated Statement of Income when the impairment is considered to be other than temporary; however, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.
As a result of the 2009 Amendments, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008 at their amortized cost as of that date. To be eligible for reclassification, the debt securities had to meet the amended definition of a loan on November 1, 2008. Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, they are accounted for at amortized cost using the effective interest rate method.
In addition, the Bank also reclassified held-to-maturity securities that did not have a quoted price in an active market to loans as required by the 2009 Amendments. The securities were accounted for at amortized cost both before and after the reclassification.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 10

The following table shows carrying values of the reclassified debt securities as at October 31, 2008 and November 1, 2008.

Debt Securities Reclassified to Loans
(millions of Canadian dollars)	Amount
Available-for-sale debt securities reclassified to loans1
Non-agency collateralized mortgage obligation portfolio	$8,435
Corporate and other debt	277
8,712
Held-to-maturity debt securities reclassified to loans
U.S. Federal, state and municipal government and agencies debt	69
Other OECD government-guaranteed debt	459
Other debt securities	1,424
1,952
Total carrying value of debt securities reclassified to loans on October 31, 2008	10,664
Transition adjustment for change in measurement basis, pre tax2	895
Gross amount of debt securities classified as loans on November 1, 2008	11,559
Transition adjustment for recognition of a general allowance, pre tax3	(95)
Net carrying value of debt securities classified as loans on November 1, 2008	$11,464
1
Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, the debt securities are accounted for at amortized cost.

2	$563 million after tax.
3	$59 million after tax.

In addition, the 2009 Amendments required loans for which the Bank has the intention to sell immediately or in the near term to be classified as trading. As a result, they are accounted for at fair value, with changes in fair value recorded in the Consolidated Statement of Income. Prior to the adoption of the 2009 Amendments, these loans were accounted for at amortized cost. These loans are recorded in residential mortgages and business and government loans on the Consolidated Balance Sheet. This change did not have a material impact on the financial position, cash flows, or earnings of the Bank.

Alignment of Reporting Period of U.S. Entities
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which currently operates as TD Bank, America’s Most Convenient Bank, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period. Accordingly, the results of TD Bank, N.A. for the twelve months ended October 31, 2010 and 2009 have been included with the results of the Bank for the twelve months ended October 31, 2010 and 2009. The one month impact of aligning the reporting period of U.S. entities has been included directly in retained earnings and not in the Consolidated Statement of Income.

FUTURE ACCOUNTING AND REPORTING CHANGES
Conversion to International Financial Reporting Standards
Canadian GAAP for publicly accountable entities will be replaced by International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. The annual and interim fiscal 2012 Consolidated Financial Statements will include an IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet), fiscal 2011 comparatives, related transitional reconciliations and note disclosures.
IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure that could significantly impact the Bank’s accounting policies and related business processes. The Bank is continuing its assessment of the full impact of its transition to IFRS.

NOTE 2 SECURITIES

SECURITIES

The Bank classifies securities pursuant to the requirements of CICA Handbook Section 3855 as trading (including those designated as trading under the fair value option, described in Note 4), available-for-sale, or held-to-maturity. Debt securities classified as loans are discussed in Note 3.

Trading
Securities purchased with the intention of generating profits in the near term are recorded on a trade date basis and are classified as trading. Transaction costs are expensed as incurred. These securities are accounted for at fair value with the change in fair value as well as any gains or losses realized on disposal recognized in trading income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis. Both are included in interest income.

Available-for-Sale
Securities classified as available-for-sale are recorded on a trade date basis and are carried at fair value with changes in fair value recorded in other comprehensive income. Equity securities that are classified as available-for-sale and do not have quoted market prices are recorded at cost. Gains and losses realized on disposal of available-for-sale securities are calculated on an average cost basis and are recognized in net securities gains (losses) in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both are included in interest income.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 11

Held-to-Maturity
Securities with a fixed maturity date that the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost. Interest income is recognized using the effective interest rate method.

IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities are written down to fair value through net securities gains (losses) in non-interest income whenever it is necessary to reflect other-than-temporary impairment. In the case of debt securities classified as available-for-sale, a subsequent increase in the fair value that can be objectively related to an event that occurred after the impairment was recognized will result in a reversal of the impairment loss.

IMPAIRMENT OF HELD-TO-MATURITY SECURITIES

For held-to-maturity securities, an impairment loss is recognized when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the security to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. The impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

2008 RECLASSIFICATION OF CERTAIN DEBT SECURITIES

During 2008, the Bank changed its trading strategy with respect to certain trading debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the 2008 Amendments to CICA Handbook Section 3855.
       On August 1, 2008, the fair value of debt securities reclassified from trading to available-for-sale was $6,979 million. In addition, on the date of reclassification, these debt securities had a weighted-average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $9,732 million. The fair value of the reclassified debt securities was $4,228 million as at October 31, 2010 (October 31, 2009 – $5,963 million). During the year ended October 31, 2010, net interest income of $262 million after tax (2009 –  $378 million after tax; $110 million after tax for the three months ended October 31, 2008) was recorded relating to the reclassified debt securities. The increase in fair value of these securities during the year ended October 31, 2010 of $108 million after tax (October 31, 2009 – increase of $687 million after tax) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase in net income of $108 million after tax in the year ended October 31, 2010 (2009 – increase of $687 million after tax; three months ended October 31, 2008 – decrease of $561 million after tax). During the year ended October 31, 2010, reclassified debt securities with a fair value of $1,594 million (2009 – $1,526 million) were sold or matured, and $22 million after tax (2009 – ($72) million after tax; 2008 – nil) was recorded in securities gains (losses) during the corresponding period.

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS, SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, SECURITY BORROWING AND LENDING

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, monitors its market value relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate collateral held and offset the proceeds against the amount owing from the counterparty.
Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements are treated as collateralized borrowing transactions.
Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are carried at amortized cost and recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Interest earned on reverse repurchase agreements, and interest incurred on repurchase agreements is determined using the effective interest rate method and is included in interest income and interest expense, respectively, on the Consolidated Statement of Income.
In security lending transactions the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash on the Consolidated Balance Sheet as an obligation related to securities sold under repurchase agreements. If securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.
In securities borrowing transactions the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank’s Consolidated Balance Sheet. Where securities are pledged as collateral, security lending income and security borrowing fees are recorded in non-interest income in the Consolidated Statement of Income. Where cash is pledged as collateral, interest incurred or received is determined using the effective interest rate method and is included in interest income and interest expense, respectively, in the Consolidated Statement of Income.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 12

Securities Maturity Schedule
(millions of Canadian dollars)	Remaining term to maturity1
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific	2010	2009
	1 year	3 years	5 years	10 years	years	maturity	Total	Total

Trading securities2
Government and government-related securities
Canadian government debt
Federal	$3,114	$1,946	$1,170	$1,451	$487	$-	$8,168	$10,021
Provinces	971	256	360	1,162	478	-	3,227	2,609
U.S. Federal, state, municipal governments, and agencies debt	4,346	1,701	159	209	933	-	7,348	5,090
Other OECD government guaranteed debt	2,640	630	521	271	40	-	4,102	2,014
Mortgage-backed securities - residential	25	272	773	6	-	-	1,076	1,289
	11,096	4,805	2,983	3,099	1,938	-	23,921	21,023
Other debt securities
Canadian issuers	1,073	482	469	1,009	168	-	3,201	2,521
Other issuers	2,644	1,404	1,207	604	146	-	6,005	6,810
	3,717	1,886	1,676	1,613	314	-	9,206	9,331
Equity securities
Preferred shares	-	-	-	-	-	27	27	33
Common shares	-	-	-	-	-	24,951	24,951	22,594
	-	-	-	-	-	24,978	24,978	22,627
Retained interests	54	582	625	35	36	105	1,437	1,339
Total trading securities	$14,867	$7,273	$5,284	$4,747	$2,288	$25,083	$59,542	$54,320

Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$10,869	$89	$101	$167	$22	$-	$11,248	$10,881
Provinces	20	158	88	111	11	-	388	380
U.S. Federal, state, municipal governments, and agencies debt	1,176	54	731	1,525	7,629	-	11,115	6,731
Other OECD government guaranteed debt	213	4,441	6,494	-	-	-	11,148	10,816
Mortgage-backed securities - residential	2,053	8,805	14,993	11	-	-	25,862	19,145
	14,331	13,547	22,407	1,814	7,662	-	59,761	47,953
Other debt securities
Asset-backed securities	44	3,655	8,860	3,478	4,124	-	20,161	12,060
Corporate and other debt	949	10,254	3,517	589	891	-	16,200	16,950
	993	13,909	12,377	4,067	5,015	-	36,361	29,010
Debt securities reclassified from trading	837	1,179	608	942	662	-	4,228	5,963
Equity securities
Preferred shares	-	-	-	-	-	320	320	342
Common shares	-	-	-	-	-	1,685	1,685	1,573
	-	-	-	-	-	2,005	2,005	1,915
Total available-for-sale securities	$16,161	$28,635	$35,392	$6,823	$13,339	$2,005	$102,355	$84,841

Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal	$335	$87	$-	$-	$-	$-	$422	$399
U.S. Federal, state, municipal governments, and agencies debt	127	-	-	-	-	-	127	1,358
Other OECD government guaranteed debt	861	4,606	3,103	-	-	-	8,570	7,267
	1,323	4,693	3,103	-	-	-	9,119	9,024
Other debt securities
Other issuers	74	286	236	-	-	-	596	638
	74	286	236	-	-	-	596	638
Total held-to-maturity securities	$1,397	$4,979	$3,339	$-	$-	$-	$9,715	$9,662
Total securities	$32,425	$40,887	$44,015	$11,570	$15,627	$27,088	$171,612	$148,823
1	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
2	Trading securities include securities designated as trading under the fair value option.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 13

Unrealized Securities Gains and Losses
(millions of Canadian dollars)				2010				2009
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$11,232	$19	$3	$11,248	$10,872	$9	$-	$10,881
Provinces	370	18	-	388	368	12	-	380
U.S. Federal, state, municipal governments, and agencies debt	10,944	200	29	11,115	6,676	102	47	6,731
Other OECD government guaranteed debt	10,986	170	8	11,148	10,712	125	21	10,816
Mortgage-backed securities - residential	25,405	568	111	25,862	19,016	385	256	19,145
	58,937	975	151	59,761	47,644	633	324	47,953
Other debt securities
Asset-backed securities	19,623	554	16	20,161	12,010	104	54	12,060
Corporate and other debt	15,880	344	24	16,200	16,422	532	4	16,950
	35,503	898	40	36,361	28,432	636	58	29,010
Debt securities reclassified from
trading1	3,928	331	31	4,228	5,787	299	123	5,963
Equity securities
Preferred shares	326	33	12	347	370	49	30	389
Common shares	1,609	235	18	1,826	1,509	317	71	1,755
	1,935	268	30	2,173	1,879	366	101	2,144
Total available-for-sale securities2	$100,303	$2,472	$252	$102,523	$83,742	$1,934	$606	$85,070

Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal	$422	$-	$-	$422	$399	$-	$-	$399
U.S. Federal, state, municipal governments, and agencies debt	127	-	-	127	1,358	34	-	1,392
Other OECD government guaranteed debt	8,570	219	8	8,781	7,267	187	1	7,453
	9,119	219	8	9,330	9,024	221	1	9,244
Other debt securities
Other issuers	596	11	-	607	638	15	-	653
	596	11	-	607	638	15	-	653
Total held-to-maturity securities	$9,715	$230	$8	$9,937	$9,662	$236	$1	$9,897
Total securities	$110,018	$2,702	$260	$112,460	$93,404	$2,170	$607	$94,967
1
Includes fair value of government and government-insured securities as at October 31, 2010 of $18 million (October 31, 2009 – $38 million) and other debt securities as at October 31, 2010 of $4,210 million   (October 31, 2009 – $5,925 million).

2
As at October 31, 2010, certain securities in the available-for-sale portfolio with a carrying value of $2,004 million (2009 - $2,242 million) do not have quoted market prices and are carried at cost. The fair value of these securities was $2,172 million (2009 - $2,471 million) and is included in the table above.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 14

In the following table, unrealized losses for available-for-sale securities are categorized as “12 months or longer” if for each of the consecutive 12 months preceding October 31, 2010, the fair value of the securities was less than the amortized cost. If not, they have been categorized as “Less than 12 months”. None of these unrealized loss positions are considered to reflect other-than-temporary impairment.

Unrealized Loss Positions for Available-for-Sale Securities
(millions of Canadian dollars)						2010
	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
Available-for-sale securities	value	losses	value	losses	value	losses
Government and government-related securities
Canadian government debt - Federal	$9,840	$3	$-	$-	$9,840	$3
U.S. Federal, state and municipal governments	1,940	26	886	3	2,826	29
Other OECD government-guaranteed debt	-	-	3,028	8	3,028	8
Mortgage-backed securities
Residential	3,079	46	3,052	65	6,131	111
	14,859	75	6,966	76	21,825	151
Other debt securities
Asset-backed securities	2,465	9	146	7	2,611	16
Corporate and other debt	977	22	3	2	980	24
	3,442	31	149	9	3,591	40
Debt securities reclassified from trading	129	3	204	28	333	31
Equity securities
Preferred shares	6	1	99	11	105	12
Common shares	45	9	98	9	143	18
	51	10	197	20	248	30
Total	$18,481	$119	$7,516	$133	$25,997	$252

Net Securities Gains (Losses)
(millions of Canadian dollars)	2010	2009	2008
Net realized gains (losses)
Available-for-sale securities	$134	$(111)	$576
Held-to-Maturity Securities	(8)	-	-
Write-downs
Available-for-sale securities1	(51)	(326)	(245)
Total	$75	$(437)	$331
1
Included in the impairment losses on available-for-sale securities is $14 million for the year ended October 31, 2010, (2009 - $88 million, 2008 - nil) which related to debt securities in the reclassified portfolio as described in ‘2008 Reclassification of Certain Debt Securities’ above. These losses were primarily offset by gains on credit protection held which were recorded in other income.

NOTE 3 LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

LOANS

Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are accounted for at amortized cost, net of an allowance for loan losses and net of unearned income, which includes prepaid interest, loan origination fees, commitment fees, loan syndication fees, and unamortized discounts.
Interest income is recorded using the effective interest rate method. Loan origination fees are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan. Using the effective interest rate method, changes in expected cash flows are recognized as an adjustment to the carrying value of the loan with an offset recognized in net interest income in the reporting period in which the change occurred. The carrying value is recalculated by computing the present value of estimated future cash flows at the original effective interest rate inherent in the loan.
Commitment fees are recognized in other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

PURCHASED LOANS

All purchased loans are initially measured at their fair value which reflects the expected credit losses estimated at the acquisition date. As a result, no allowance for credit losses is recorded on the date of acquisition. Subsequent to the acquisition date, the loans are accounted for at amortized cost. In determining the acquisition date fair value of purchased loans, and in subsequent measurement, the Bank generally aggregates purchased loans into pools of loans with common risk characteristics. Expected cash flows at the acquisition date in excess of the fair value of loans are recorded as interest income over the life of the loans using the effective interest rate method if the timing and amount of the future cash flows is reasonably estimable. Subsequent increases in cash flows over those expected at the acquisition date are recognized as interest income using the effective interest rate method. Decreases in expected cash flows after the acquisition date are recognized by recording an allowance for credit losses.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 15

COVERED LOANS

Loans subject to loss share agreements with the Federal Deposit Insurance Corporation (“FDIC”) are considered FDIC covered loans. The amount expected to be reimbursed by the FDIC are considered indemnification assets. The credit losses related to FDIC covered loans are determined net of the indemnification assets. As at October 31, 2010, the balance of FDIC covered loans and the indemnification assets were $1.7 billion and $168 million, respectively.

ACCEPTANCES

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.
The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank’s recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

IMPAIRED LOANS

An impaired loan is any loan when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, loans where a payment is contractually past due for 90 days are generally classified as impaired. Purchased impaired loans are not reported as impaired loans as long as expected cash flows continue to equal or exceed the amounts expected at acquisition.
For debt securities classified as loans, that have been identified as impaired, interest income is recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring the credit loss. For loans other than debt securities classified as loans, interest on impaired loans subsequently received is recorded initially to recover principal, any previous write-offs or provisions, and collection costs. Any amounts remaining are then recorded as interest income. A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification have been rectified.
The impact on net interest income due to impaired loans is as follows:

Impact on Net Interest Income due to Impaired Loans
(millions of Canadian dollars)	2010	2009	2008
Net interest income recognized on impaired debt securities classified as loans	$(53)	$(2)	$-
Reduction in net interest income due to impaired loans	106	96	66
Recoveries	(4)	(3)	(6)
Total	$49	$91	$60

ALLOWANCE FOR CREDIT LOSSES

The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recorded in other liabilities.
The allowance consists of specific and general allowances. Specific allowances consist of provisions for losses on identifiable assets for which carrying values are higher than estimated realizable values. For debt securities classified as loans and large and medium-sized business and government loans, specific allowances are established on an individual loan basis to recognize credit losses. In these instances, the estimated realizable amount is generally measured by discounting the expected future cash flows at the original effective interest rate inherent in the loan. For personal and small business loans and credit card loans, specific allowances are calculated using a formula that takes into account recent loss experience.
General allowances include the accumulated provisions for losses which are considered to have occurred but cannot be determined on an item-by-item basis. The loans are grouped according to similar credit risk characteristics and the level of the general allowance for each group depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition, and other relevant indicators. General allowances are computed using credit risk models that consider probability of default (loss frequency), loss given default (loss severity), and exposure at default. This allowance, reviewed quarterly, reflects management's judgement of model and estimation risks as well as economic and credit market conditions.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 16

Loans, Impaired Loans and Allowance for Credit Losses
(millions of Canadian dollars)								2010
	Gross Loans
	Neither						Total
	past due	Past due					allowance
	nor	but not			Specific	General	for loan	Net
	impaired	impaired	Impaired	Total	allowance	allowance	losses	loans
Residential mortgages1	$69,711	$1,324	$472	$71,507	$31	$32	$63	$71,444
Consumer instalment and other personal	94,704	5,842	334	100,880	117	361	478	100,402
Credit card	8,252	532	86	8,870	66	226	292	8,578
Business and government1	79,519	2,568	1,394	83,481	323	850	1,173	82,308
Debt securities classified as loans	6,421	-	1,170	7,591	140	163	303	7,288
Total	$258,607	$10,266	$3,456	$272,329	$677	$1,632	$2,309	$270,020

								2009
Residential mortgages1	$63,956	$1,315	$394	$65,665	$34	$18	$52	$65,613
Consumer instalment and other personal	89,693	4,390	274	94,357	112	378	490	93,867
Credit card	7,567	483	102	8,152	71	228	299	7,853
Business and government1	71,911	2,965	1,300	76,176	296	909	1,205	74,971
Debt securities classified as loans	10,905	-	241	11,146	45	277	322	10,824
Total	$244,032	$9,153	$2,311	$255,496	$558	$1,810	$2,368	$253,128

							2010	2009
Average gross impaired loans during the year							$2,963	$1,799
1
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

Included in residential mortgages are Canadian government-insured mortgages of $47,886 million as at October 31, 2010 (2009 – $48,359 million). Included in consumer instalment and other personal loans are Canadian government-insured real estate personal loans of $32,483 million as at October 31, 2010 (2009 – $31,899 million).
Foreclosed assets are non-financial assets repossessed where the Bank gains title, ownership and possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. Foreclosed assets held for sale were $158 million as at October 31, 2010 (2009 – $85 million). The gross carrying value of non-financial assets repossessed during the year was not material. Financial assets repossessed, such as cash and bonds, are used in the Bank’s daily trading and lending activities and are not differentiated from other financial assets in the portfolios.
      The carrying value of loans renegotiated during the year ended October 31, 2010, that would otherwise have been impaired, was $78 million (2009 – $18 million).

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 17

The change in the Bank’s allowance for credit losses for the year ended October 31 is shown in the following table.

Allowance for Credit Losses
(millions of Canadian dollars)								2010
							Foreign
	At		Reporting-	Provision			exchange	Balance
	beginning		period	for credit			and other	as at
	of year		alignment 2	losses	Write-offs	Recoveries	adjustments	Oct. 31
Specific allowance
Residential mortgages	$34		$-	$25	$(35)	$3	$4	$31
Consumer instalment and other personal	112		-	669	(762)	74	24	117
Credit card	71		-	410	(457)	39	3	66
Business and government	296		-	494	(512)	24	21	323
Debt securities classified as loans	45		-	128	(24)	-	(9)	140
Total specific allowance	558		-	1,726	(1,790)	140	43	677
General allowance
Residential mortgages	18		-	17	-	-	-	35
Consumer instalment and other personal	424		-	(9)	-	-	(6)	409
Credit card	302		-	(2)	-	-	(8)	292
Business and government	1,060		-	(10)	-	-	(39)	1,011
Debt securities classified as loans	277		-	(97)	-	-	(17)	163
Total general allowance	2,081		-	(101)	-	-	(70)	1,910
Allowance for credit losses
Residential mortgages	52		-	42	(35)	3	4	66
Consumer instalment and other personal	536		-	660	(762)	74	18	526
Credit card	373		-	408	(457)	39	(5)	358
Business and government	1,356		-	484	(512)	24	(18)	1,334
Debt securities classified as loans	322		-	31	(24)	-	(26)	303
Total allowance for credit losses	$2,639		$-	$1,625	$(1,790)	$140	$(27)	$2,587
Less: Allowance for off-balance sheet positions	271		-	11	-	-	(4)	278
Allowance for loan losses	$2,368		$-	$1,614	$(1,790)	$140	$(23)	$2,309
								2009
Specific allowance
Residential mortgages	$23		$-	$22	$(14)	$1	$2	$34
Consumer instalment and other personal	76		2	623	(654)	55	10	112
Credit card	44		3	457	(468)	33	2	71
Business and government	209		17	468	(411)	20	(7)	296
Debt securities classified as loans	-	1	-	44	-	-	1	45
Total specific allowance	352		22	1,614	(1,547)	109	8	558
General allowance
Residential mortgages	19		1	(2)	-	-	-	18
Consumer instalment and other personal	310		4	187	-	-	(77)	424
Credit card	228		1	79	-	-	(6)	302
Business and government	627		23	396	-	-	14	1,060
Debt securities classified as loans	95	1	-	206	-	-	(24)	277
Total general allowance	1,279		29	866	-	-	(93)	2,081
Allowance for credit losses
Residential mortgages	42		1	20	(14)	1	2	52
Consumer instalment and other personal	386		6	810	(654)	55	(67)	536
Credit card	272		4	536	(468)	33	(4)	373
Business and government	836		40	864	(411)	20	7	1,356
Debt securities classified as loans	95	1	-	250	-	-	(23)	322
Total allowance for credit losses	$1,631		$51	$2,480	$(1,547)	$109	$(85)	$2,639
Less: Allowance for off-balance sheet positions	-		-	236	-	-	35	271
Allowance for loan losses	$1,631		$51	$2,244	$(1,547)	$109	$(120)	$2,368
1	Includes the impact due to transition adjustment on adoption of the financial instruments - 2009 amendments of $95 million. For details see Note 1.
2
The impact due to the alignment of reporting period of U.S. entities consists of the following: provision for credit losses - $80 million; write-offs - $35 million; recoveries - nil; and other - $6 million.

Loans Past Due but not Impaired
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower. Debt securities classified as loans and purchased impaired loans are considered to be contractually past due when actual cash flows are less than those cash flows expected at acquisition. As at October 31, 2010 and 2009, no debt securities classified as loans or purchased impaired loans are past due but not impaired.
The following table summarizes loans that are past due but not impaired as at October 31, 2010 and October 31, 2009, and generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.7 billion as at October 31, 2010 (2009 - $1.4 billion), of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 18

Loans Past Due but not Impaired
(millions of Canadian dollars)				2010				2009
	1 to 30	31 to 60	61 to 89		1 to 30	31 to 60	61 to 89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$849	$381	$94	$1,324	$861	$387	$67	$1,315
Consumer instalment and other personal	4,879	788	175	5,842	3,600	627	163	4,390
Credit card	405	81	46	532	355	79	49	483
Business and government	1,850	544	174	2,568	2,248	517	200	2,965
Total	$7,983	$1,794	$489	$10,266	$7,064	$1,610	$479	$9,153

Collateral
As at October 31, 2010, the fair value of financial collateral held against loans that were past due but not impaired was $22 million (2009 - $45 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. For impaired loans, an assessment of the collateral is taken into consideration when estimating the net realizable amount of the loan.

NOTE 4 FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out below, and the asset or liability is so designated by the Bank on initial recognition. Financial instruments designated as trading under the fair value option and related interest and dividend income are accounted for on the same basis as securities classified as trading.
The Bank may designate financial assets and financial liabilities as trading when the designation:
(i)
eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains and losses on them, on different bases; or

(ii)
applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis.

SECURITIES DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated as trading under the fair value option. The actuarial valuation of the insurance reserve is based on a discount factor using the market yield of the assets supporting the insurance reserve, with changes in the discount factor being recorded in the Consolidated Statement of Income. By designating the securities as trading under the fair value option, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as the loss or income resulting from changes to the discount rate used to value the insurance reserves.
In addition, certain government and government insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated as trading under the fair value option. The derivatives are carried at fair value, with the change in fair value recognized in the Consolidated Statement of Income.
The total fair value of these securities designated as trading under the fair value option was $2,983 million as at October 31, 2010 (2009 - $3,236 million). These securities are recorded in trading securities on the Consolidated Balance Sheet.

BUSINESS AND GOVERNMENT LOANS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Certain business and government loans held within a trading portfolio or economically hedged with derivatives, are designated as trading under the fair value option if the criteria described above are met. The method of determining fair value of these loans is described in Note 29.
The total fair value of these loans was $85 million as at October 31, 2010 (2009 – $210 million) which represents their maximum credit exposure. These loans are recorded in business and government loans on the Consolidated Balance Sheet.
These loans are managed as part of a trading portfolio with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives. The Bank also uses other instruments within this trading portfolio to hedge its total maximum exposure to loss. At October 31, 2010, the cumulative change in fair value of these loans attributable to changes in credit risk was nil (2009 - loss of $16 million), calculated by determining the changes in credit spread implicit in the fair value of the loans.

INCOME (LOSS) FROM FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

During the year ended October 31, 2010, income (loss) representing net changes in the fair value of financial assets designated as trading under the fair value option was $37 million (2009 - $256 million; 2008 - $(137) million). Income (loss) from financial instruments designated as trading under the fair value option is included in other income. This income (loss) is primarily offset by the changes in the fair value of derivatives used to economically hedge these assets and is recorded in other income (loss).

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 19

NOTE 5 LOAN SECURITIZATIONS

When loan receivables are transferred in a securitization to a special purpose entity under terms that transfer control to third parties, and consideration other than beneficial interest in the transferred assets is received, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as defined in the CICA Accounting Guideline 12, Transfers of Receivables, the investors of the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than trivial benefit.
As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account.
A gain or loss on sale of the loan receivables is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair value, quoted market prices are used, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions - credit losses, prepayment rates, forward yield curves and discount rates - commensurate with the risks involved.
Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. When the benefits of servicing are less than adequate, a servicing liability is recognized. Retained interests are classified as trading securities and are subsequently carried at fair value with the changes in fair value recorded in trading income.
In most cases, the Bank retained the responsibility for servicing the assets securitized. The following table summarizes the Bank’s securitization activity.

Securitization Activity
(millions of Canadian dollars)	2010				2009				2008
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans	loans	Total	loans	loans	loans	Total	Total
Gross proceeds	$15,875	$4,211	$113	$20,199	$28,624	$3,429	$4	$32,057	$19,271
Retained interests
recognized	586	94	2	682	1,100	20	-	1,120	368
Cash flows received
on retained interests	790	68	-	858	519	72	2	593	356

The following table summarizes the impact of securitizations on the Bank’s Consolidated Statement of Income.

Securitization Gain (Loss) and Income on Retained Interests
(millions of Canadian dollars)				2010				2009	2008
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans	loans	Total	loans	loans	loans	Total	Total
Gain (loss) on sale	$224	$94	$(1)	$317	$301	$20	$-	$321	$41
Income on retained
interests1	157	13	2	172	126	21	-	147	190
Total	$381	$107	$1	$489	$427	$41	$-	$468	$231
1	Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income.

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key Assumptions
			2010			2009			2008
	Residential		Commercial	Residential		Commercial	Residential		Commercial
	mortgage	Personal	mortgage	mortgage	Personal	mortgage	mortgage	Personal	mortgage
	loans	loans	loans	loans	loans	loans	loans	loans	loans
Prepayment rate1	18.9%	5.1%	-%	18.8%	5.0%	5.2%	18.4%	5.9%	5.2%
Discount rate	3.6%	3.7%	4.5%	3.2	3.4	5.8	4.7	5.6	8.1
Expected credit losses2	-%	-%	-%	-	-	0.1	-	-	0.1
1	Represents monthly payment rate for secured personal and credit card loans.
2	There are no expected credit losses for residential mortgage loans as the loans are government guaranteed.

During 2010, there were maturities of previously securitized loans and receivables of $4,619 million (2009 - $4,566 million; 2008 - $8,901 million) and the net proceeds from loan securitizations were $15,580 million (2009 - $27,491 million; 2008 - $10,370 million).

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 20

The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests to two adverse changes in each key assumption as at October 31, 2010. As the sensitivity is hypothetical, it should be used with caution.

Sensitivity of Key Assumptions to Adverse Changes
(millions of Canadian dollars, except as noted)			2010			2009
	Residential		Commercial	Residential		Commercial
	mortgage	Personal	mortgage	mortgage	Personal	mortgage
	loans	loans	loans	loans	loans	loans
Fair value of retained interests	$1,313	$121	$3	$1,216	$121	$2
Discount rate	3.5%	3.4%	4.2%	3.4%	3.0%	5.8%
+10%	$(6)	$-	$-	$(3)	$-	$-
+20%	(13)	(1)	-	(7)	(1)	-
Prepayment rate	18.9%	5.4%	0.0%	18.8%	4.3%	5.2%
+10%	$(37)	$(8)	$-	$(40)	$(8)	$-
+20%	(74)	(15)	-	(78)	(14)	-
Expected credit losses	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
+10%	$-	$-	$-	$-	$-	$-
+20%	-	-	-	-	-	-

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

Loans Managed
(millions of Canadian dollars)	2010			2009
		Gross	Write-offs,		Gross	Write-offs,
	Gross	impaired	net of	Gross	impaired	net of
	loans	loans	recoveries	loans	loans	recoveries
Type of loan
Residential mortgages	$114,950	$472	$32	$106,562	$394	$13
Consumer instalment and other personal	107,435	350	689	101,319	286	599
Credit card	8,870	86	418	8,152	102	435
Business and government and other loans	84,094	1,394	488	76,293	1,300	391
Total loans managed	315,349	2,302	1,627	292,326	2,082	1,438
Less: Loans securitized
Residential mortgages	43,443	-	-	40,897	-	-
Consumer instalment and other personal	6,555	16	1	6,962	12	-
Business and government1	613	-	-	117	-	-
Total loans securitized	50,611	16	1	47,976	12	-
Debt securities classified as loans	7,591	1,170	24	11,146	241	-
Impact due to reporting-period alignment of U.S. entities	n/a	n/a	n/a	n/a	n/a	35
Total loans reported on the Consolidated Balance Sheet	$272,329	$3,456	$1,650	$255,496	$2,311	$1,473
1	Commercial mortgage loans and multi-unit residential mortgages and related credit losses are included in business and government loans.

NOTE 6 VARIABLE INTEREST ENTITIES

A variable interest entity (VIE) is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them. The primary beneficiary is an entity that is exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns, or both.

SIGNIFICANT CONSOLIDATED VARIABLE INTEREST ENTITIES

The Bank is the primary beneficiary of two significant VIEs that it consolidates. One of the VIEs is funded by the Bank and purchases senior tranches of securitized assets from the Bank’s existing customers. As at October 31, 2010, the VIE had $0.6 billion (2009 - $2.1 billion) of assets, which included credit card loans, automobile loans and leases, and equipment loans and leases. All the assets were originated in Canada. The Bank is not restricted from accessing the VIE’s assets to the extent of its entitlement under arrangements with the sellers. The Bank’s maximum potential exposure to loss was $0.6 billion (2009 - $2.1 billion) as at October 31, 2010.
The second VIE was created in 2010 to guarantee principal and interest payments in respect of covered bonds issued by the Bank. The Bank sold assets originated in Canada to the VIE and provided a loan to the VIE to facilitate the purchase. As at October 31, 2010, this VIE had $9.5 billion of assets which are reported as consumer instalment and other personal loans on the Consolidated Balance Sheet. Of this amount $2.2 billion were pledged in respect of covered bonds. The Bank is restricted from accessing the VIE’s assets under the relevant arrangements. The Bank’s maximum potential exposure to loss was $2.2 billion as at October 31, 2010.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 21

SIGNIFICANT NON-CONSOLIDATED VARIABLE INTEREST ENTITIES

The Bank holds significant variable interests in VIEs where it is not considered the primary beneficiary. The Bank’s variable interests in these non-consolidated VIEs are discussed as follows.

Multi-Seller Conduits
Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity facilities can be drawn by the conduits if the conduit meets certain tests designed to ensure the Bank does not provide credit enhancement. From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. The commercial paper held is classified as trading securities on the Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank holds variable interests in these multi-seller conduits primarily through holding their commercial paper, providing liquidity facilities and earning fees; however, the Bank is not the primary beneficiary.
The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $5.3 billion as at October 31, 2010 (2009 - $7.5 billion). Further, the Bank has committed to an additional $1.8 billion (2009 - $1.0 billion) in liquidity facilities for asset-backed commercial paper that could potentially be issued by the conduits. As at October 31, 2010, the Bank also provided deal-specific credit enhancement in the amount of $73 million (2009 - $134 million).

Single-Seller Conduits
The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding, and to optimize management of its balance sheet.
As at October 31, 2010, the single-seller conduits had $5.1 billion (2009 - $5.1 billion) of commercial paper outstanding. While the probability of loss is negligible, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (2009-$5.1 billion); $1.1 billion (2009 - $1.1 billion) of the assets held by conduits are personal loans that are government insured. Additionally, the Bank had retained interests of $121 million (2009 - $121 million) relating to excess spread.

Other Financing Transactions
In April 2010, the Bank exited certain transactions where it provided cost-efficient financing to U.S. corporate clients through VIEs. The Bank no longer provides financing to these corporate clients under these arrangements and as at October 31, 2010, had no exposure to these VIEs (October 31, 2009 - $2.0 billion).

NOTE 7 ACQUISITIONS AND OTHER

a) U.S. Personal and Commercial Banking Acquisitions in Fiscal 2010
On April 16, 2010, the Bank acquired certain assets and assumed liabilities of Riverside National Bank of Florida (“Riverside”), First Federal Bank of North Florida (“First Federal”) and AmericanFirst Bank (“AmericanFirst”) in FDIC-assisted transactions. In addition, the Bank entered into loss share agreements with the FDIC whereby the FDIC shares in the losses on loans and certain real estate assets. Under the terms of the loss share agreements, the FDIC reimburses the Bank for 50% of losses up to a threshold level for each bank ($449 million for Riverside, $59 million for First Federal and $18 million for AmericanFirst) and 80% of losses thereafter. The term of the loss share agreements is ten years from the date of acquisition for single family residential mortgages and five years (plus three years where only recoveries will be shared) for other loans and real estate assets. At the end of the loss share periods, the Bank may be required to make a payment to the FDIC based on the actual losses incurred in relation to the FDIC Intrinsic Loss Estimate as defined in the loss share agreements.

On September 30, 2010, the Bank acquired 100% of the outstanding common shares of The South Financial Group, Inc. (South Financial) for total consideration to common shareholders of approximately $65 million paid in cash and common shares in the amount of $11 million and $54 million, respectively. Each common share of South Financial was exchanged for US $0.28 cash or 0.004 of a Bank common share, resulting in the issuance of approximately 720 thousand common shares of the Bank. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury sold the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharged all accrued but unpaid dividends on that stock for total cash consideration of approximately $134 million.

The acquisitions were accounted for by the purchase method. The results from the acquisition dates to October 31, 2010 have been consolidated with the Bank’s results for the year ended October 31, 2010. The results are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment. As at the acquisition dates, the acquisitions contributed $2.2 billion of net cash and cash equivalents, $8.6 billion of loans, $123 million of identifiable intangibles, $3.9 billion of other assets, $12.3 billion of deposits and $2.6 billion of other liabilities to the Bank’s Consolidated Balance Sheet. Included in loans is $2.0 billion of covered loans and amounts receivable from the FDIC related to the reimbursement under the loss share agreements. The estimated fair value for loans reflects the expected credit losses at the acquisition date. The excess of the fair value of the identifiable assets acquired over that of the liabilities assumed of approximately $316 million has been allocated to goodwill. The purchase price allocation is subject to further refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

b) TD AMERITRADE Holding Corporation
During the year, TD AMERITRADE Holding Corporation (TD Ameritrade) repurchased approximately 15 million shares which increased the Bank’s ownership position in TD Ameritrade to 45.9% as at October 31, 2010 (October 31, 2009 - 45.1%). On August 6, 2010, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 22

c) Commerce Bancorp, Inc.
On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce Bancorp, Inc. (Commerce) for total consideration of $8,510 million, primarily paid in cash and common shares in the amount of $2,167 million and $6,147 million, respectively. Each share of Commerce was exchanged for 0.4142 of a Bank common share and US$10.50 in cash, resulting in the issuance of 83.3 million common shares of the Bank. The results of Commerce’s operations are included with TD Bank, N.A. and are reported in U.S. Personal and Commercial Banking. The acquisition of Commerce contributed the following assets and liabilities to the Bank’s Consolidated Balance Sheet at the date of acquisition: $25,154 million of securities, $18,171 million of loans, $1,514 million of intangibles, $6,274 million of goodwill, $5,974 million of other assets, $47,271 million of deposits, and $1,306 million of other liabilities.

NOTE 8 DERIVATIVES

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments for trading purposes and non-trading purposes to manage the risks associated with its funding and investment strategies.

DERIVATIVES HELD FOR TRADING PURPOSES

The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions, and in certain cases, to manage risks related to its trading portfolio. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in trading income.

DERIVATIVES HELD FOR NON-TRADING

When derivatives are held for non-trading purposes and when the transactions meet the requirements of Section 3865, Hedges, they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the requirements of Section 3865, are also classified as non-trading derivatives but the change in fair value of these derivatives is recognized in other income.

HEDGING RELATIONSHIPS

Hedge Accounting
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be deemed effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings, without any mitigating impact in earnings, where appropriate.
The change in fair value relating to the derivative component excluded from the assessment of hedge effectiveness is recognized immediately in the Consolidated Statement of Income.
When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the Consolidated Statement of Income in other income.
The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income based on a recalculated effective interest rate over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to the Consolidated Statement of Income.

Cash Flow Hedges
The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as variability in future cash flows of non-trading assets and liabilities that bear interest at variable rates, or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows across all hedged exposures over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 23

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any change in fair value relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income in other income.
Amounts accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income in the period in which the hedged item affects income.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the Consolidated Statement of Income.

Net Investment Hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any change in fair value on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The change in fair value relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are included in the Consolidated Statement of Income upon the repatriation or disposal of the investment in the foreign operation.

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank’s derivative contracts are over-the-counter (OTC) transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives
The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.
Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges.
Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives
The Bank uses foreign exchange derivatives, such as futures, forwards and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank’s foreign currency assets are greater or less than the liabilities in that currency; they create a foreign currency open position.
Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives
The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank’s corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank’s portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 24

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives
The Bank also transacts equity and commodity derivatives in both the exchange and OTC markets.
Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Commodity contracts include commodity forwards, futures, swaps and options, such as precious metals and energy-related products in both OTC and exchange markets.
The Bank issues certain loan commitments to customers in Canada at a fixed rate. These funding commitments are accounted for as derivatives if there is past practice of selling the loans shortly after funding. These loan commitments are carried at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated as trading under the fair value option. These embedded derivatives are measured at fair value with subsequent changes in fair value recognized in trading income.
Certain of the Bank’s deposit obligations that vary according to the performance of certain equity levels or indices may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in other income as they arise. The Bank does not expect significant future earnings volatility as the embedded derivatives are effectively hedged economically. The fair value of the embedded derivatives are recorded on the Consolidated Balance Sheet as derivatives.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 25

Fair Value of Derivatives
(millions of Canadian dollars)				2010	2009
	Average fair value
	for the year1		Year-end fair value		Year-end fair value
	Positive	Negative	Positive	Negative	Positive	Negative
Derivatives held or issued for trading purposes
Interest rate contracts
Futures	$1	$1	$1	$1	$2	$-
Forward rate agreements	39	33	17	12	78	74
Swaps	18,012	18,077	19,846	19,872	17,590	18,166
Options written	-	677	-	642	-	766
Options purchased	625	-	641	-	652	-
Total interest rate contracts	18,677	18,788	20,505	20,527	18,322	19,006
Foreign exchange contracts
Forward contracts	5,989	5,307	5,385	5,734	6,907	5,251
Swaps	2,365	867	2,240	881	2,763	801
Cross-currency interest rate swaps	8,017	12,158	9,395	14,090	7,472	10,627
Options written	-	889	-	829	-	730
Options purchased	814	-	800	-	731	-
Total foreign exchange contracts	17,185	19,221	17,820	21,534	17,873	17,409
Credit derivatives
Credit default swaps - protection purchased	370	210	70	65	1,102	287
Credit default swaps - protection sold	100	389	52	65	205	1,305
Other	3	-	-	-	9	-
Total credit derivative contracts	473	599	122	130	1,316	1,592
Other contracts
Equity contracts	1,900	2,322	2,146	2,772	2,159	2,122
Commodity contracts	823	806	775	711	984	920
Total other contracts	2,723	3,128	2,921	3,483	3,143	3,042
Fair value - trading	$39,058	$41,736	$41,368	$45,674	$40,654	$41,049
Derivatives held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	$3	$6	$5	$7	$-	$-
Swaps	5,853	4,760	6,972	5,215	5,675	4,508
Options written	6	9	7	5	4	10
Options purchased	97	2	30	3	210	-
Total interest rate contracts	5,959	4,777	7,014	5,230	5,889	4,518
Foreign exchange contracts
Forward contracts	1,184	494	845	523	123	700
Swaps	21	-	27	-	14	-
Cross-currency interest rate swaps	1,151	1,472	1,191	1,294	1,808	1,064
Total foreign exchange contracts	2,356	1,966	2,063	1,817	1,945	1,764
Credit derivatives
Credit default swaps - protection purchased	86	99	66	93	164	103
Credit default swaps - protection sold	-	-	-	-	-	24
Total credit derivative contracts	86	99	66	93	164	127
Other contracts
Equity contracts	1,002	262	1,164	871	793	694
Total other contracts	1,002	262	1,164	871	793	694
Fair value - non-trading	$9,403	$7,104	$10,307	$8,011	$8,791	$7,103
Total fair value	$48,461	$48,840	$51,675	$53,685	$49,445	$48,152
1	The average fair value of trading derivatives for the year ended October 31, 2009 was: positive $62,685 million and negative $61,862 million. Averages are calculated on a monthly basis.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 26

The following table distinguishes the derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships.

Fair Value of Non-Trading Derivatives
(millions of Canadian dollars)						2010
	Derivative assets			Derivative liabilities
		Derivatives			Derivatives
	Derivatives in	not in		Derivatives in	not in
	qualifying	qualifying		qualifying	qualifying
	hedging	hedging		hedging	hedging
	relationships	relationships	Total	relationships	relationships	Total
Derivatives held or issued for non-trading
purposes
Interest rate contracts
Forward rate agreements	$-	$5	$5	$-	$7	$7
Swaps	3,660	3,312	6,972	595	4,620	5,215
Options written	-	7	7	-	5	5
Options purchased	30	-	30	-	3	3
Total interest rate contracts	3,690	3,324	7,014	595	4,635	5,230
Foreign exchange contracts
Forward contracts	841	4	845	517	6	523
Swaps	27	-	27	-	-	-
Cross-currency interest rate swaps	453	738	1,191	960	334	1,294
Total foreign exchange contracts	1,321	742	2,063	1,477	340	1,817
Credit derivatives
Credit default swaps - protection purchased	-	66	66	-	93	93
Total credit derivatives	-	66	66	-	93	93
Other contracts
Equity contracts	-	1,164	1,164	-	871	871
Total other contracts	-	1,164	1,164	-	871	871
Fair value - non-trading	$5,011	$5,296	$10,307	$2,072	$5,939	$8,011

						2009
Derivatives held or issued for non-trading
purposes
Interest rate contracts
Swaps	$2,851	$2,824	$5,675	$795	$3,713	$4,508
Options written	-	4	4	-	10	10
Options purchased	204	6	210	-	-	-
Total interest rate contracts	3,055	2,834	5,889	795	3,723	4,518
Foreign exchange contracts
Forward contracts	119	4	123	695	5	700
Swaps	-	14	14	-	-	-
Cross-currency interest rate swaps	883	925	1,808	590	474	1,064
Total foreign exchange contracts	1,002	943	1,945	1,285	479	1,764
Credit derivatives
Credit default swaps - protection purchased	-	164	164	-	103	103
Credit default swaps - protection sold	-	-	-	-	24	24
Total credit derivatives	-	164	164	-	127	127
Other contracts
Equity contracts	-	793	793	-	694	694
Total other contracts	-	793	793	-	694	694
Fair value - non-trading	$4,057	$4,734	$8,791	$2,080	$5,023	$7,103

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 27

The following tables disclose the impact of derivatives and hedged items, where appropriate, in the Consolidated Statement of Income and in other comprehensive income for the years ended October 31, 2010 and 2009.

Fair Value Hedges
(millions of Canadian dollars)				2010
				Amounts excluded
	Amounts	Amounts		from the
	recognized in income on	recognized in income on	Hedge	assessment of hedge
	derivatives1	hedged items1	ineffectiveness2	effectiveness3
Fair value hedges
Interest rate contracts	$(286)	$274	$(12)	$(93)
Foreign exchange contracts	-	-	-	-
Total income (loss)	$(286)	$274	$(12)	$(93)

				2009
Fair value hedges
Interest rate contracts	$(424)	$440	$16	$(137)
Foreign exchange contracts	159	(144)	15	(20)
Total income (loss)	$(265)	$296	$31	$(157)
1	Amounts are recorded in net interest income.
2	Amounts are recorded in non-interest income.
3	Amounts are recorded in non-interest income and represent excluded components on the derivatives. The amount is predominantly offset in net interest income by the basis amortization of hedged items.

Cash Flow and Net Investment Hedges
(millions of Canadian dollars)				2010
				Amounts excluded
	Amounts	Amounts		from the
	recognized in	reclassified from		assessment of
	OCI on derivatives1	OCI into income1,2	Hedge ineffectiveness3	hedge effectiveness3
Cash flow hedges
Interest rate contracts	$3,399	$2,224	$(3)	$-
Foreign exchange contracts	(225)	(20)	-	-
Other contracts	192	179	1	-
Total income (loss)	$3,366	$2,383	$(2)	$-
Net investment hedges
Foreign exchange contracts4	$1,205	$(11)	$-	$-

				2009
Cash flow hedges
Interest rate contracts	$2,430	$1,880	$3	$(1)
Foreign exchange contracts	(794)	43	-	(1)
Other contracts	2	-	-	-
Total income (loss)	$1,638	$1,923	$3	$(2)
Net investment hedges
Foreign exchange contracts4	$1,984	$-	$-	$(11)
1	Other comprehensive income is presented on a pre-tax basis.
2	Amounts are recorded in net interest income.
3	Amounts are recorded in non-interest income.
4	Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships.

During the years ended October 31, 2010 and October 31, 2009, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.
Over the next 12 months, the Bank expects an estimated $745 million as at October 31, 2010 ($999 million as at October 31, 2009) in net gains reported in other comprehensive income to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 29 years. During the year ended October 31, 2010, there were no significant instances where forecasted transactions failed to occur.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 28

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships for the year ended October 31, 2010. These gains (losses) are partially offset by gains (losses) recorded in the Consolidated Statement of Income and in other comprehensive income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships1
(millions of Canadian dollars)	2010	2009
Interest rate contracts	$(247)	$(518)
Foreign exchange contracts	(4)	(13)
Credit derivatives	(14)	(866)
Equity	214	116
Other contracts	(2)	(2)
Total	$(53)	$(1,283)
1 Amounts are recorded in non-interest income.

Over-the-Counter and Exchange-Traded Derivatives
(billions of Canadian dollars)					2010	2009
	Trading
	Over-the-	Exchange-
Notional Principal	counter	traded	Total	Non-trading	Total	Total
Interest rate contracts
Futures	$–	$255.4	$255.4	$–	$255.4	$173.7
Forward rate agreements	50.5	–	50.5	6.2	56.7	111.2
Swaps	989.3	–	989.3	357.0	1,346.3	1,203.9
Options written	36.3	14.0	50.3	0.6	50.9	66.3
Options purchased	24.9	28.6	53.5	5.5	59.0	86.5
Total interest rate contracts	1,101.0	298.0	1,399.0	369.3	1,768.3	1,641.6
Foreign exchange contracts
Futures	–	17.5	17.5	–	17.5	14.7
Forward contracts	344.0	–	344.0	36.9	380.9	336.7
Swaps	20.1	–	20.1	0.3	20.4	21.4
Cross-currency interest rate swaps	312.0	–	312.0	25.2	337.2	308.5
Options written	53.7	–	53.7	–	53.7	36.9
Options purchased	44.5	–	44.5	–	44.5	32.5
Total foreign exchange contracts	774.3	17.5	791.8	62.4	854.2	750.7
Credit derivatives
Credit default swaps – protection purchased	4.5	–	4.5	5.5	10.0	40.9
Credit default swaps – protection sold	3.7	–	3.7	–	3.7	30.9
Total credit derivative contracts	8.2	–	8.2	5.5	13.7	71.8
Other contracts
Equity contracts	39.0	7.8	46.8	18.4	65.2	63.8
Commodity contracts	7.7	4.8	12.5	–	12.5	11.6
Total other contracts	46.7	12.6	59.3	18.4	77.7	75.4
Total	$1,930.2	$328.1	$2,258.3	$455.6	$2,713.9	$2,539.5

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 29

The following table discloses derivatives based on their contractual terms to maturity.

Derivatives by Term to Maturity
(billions of Canadian dollars)						2010	2009
	Remaining term to maturity
	Within	Over 1 year	Over 3 years	Over 5 years	Over
Notional Principal	1 year	to 3 years	to 5 years	to 10 years	10 years	Total	Total
Interest rate contracts
Futures	$203.5	$51.8	$0.1	$–	$–	$255.4	$173.7
Forward rate agreements	53.0	3.7	–	–	–	56.7	111.2
Swaps	439.7	402.7	283.9	167.8	52.2	1,346.3	1,203.9
Options written	39.3	4.4	4.1	2.7	0.4	50.9	66.3
Options purchased	47.9	2.7	3.8	3.3	1.3	59.0	86.5
Total interest rate contracts	783.4	465.3	291.9	173.8	53.9	1,768.3	1,641.6
Foreign exchange contracts
Futures	15.7	1.5	0.3	–	–	17.5	14.7
Forward contracts	327.5	39.5	13.7	0.1	0.1	380.9	336.7
Swaps	4.6	3.8	3.5	5.8	2.7	20.4	21.4
Cross-currency interest rate swaps	60.4	93.2	93.9	69.0	20.7	337.2	308.5
Options written	48.4	4.1	1.2	–	–	53.7	36.9
Options purchased	40.0	3.3	1.2	–	–	44.5	32.5
Total foreign exchange contracts	496.6	145.4	113.8	74.9	23.5	854.2	750.7
Credit derivatives
Credit default swaps – protection purchased	1.6	4.1	2.1	2.2	–	10.0	40.9
Credit default swaps – protection sold	0.5	2.0	0.8	0.4	–	3.7	30.9
Total credit derivative contracts	2.1	6.1	2.9	2.6	–	13.7	71.8
Other contracts
Equity contracts	46.4	14.1	4.5	0.2	–	65.2	63.8
Commodity contracts	9.1	3.2	0.2	–	–	12.5	11.6
Total other contracts	55.5	17.3	4.7	0.2	–	77.7	75.4
Total	$1,337.6	$634.1	$413.3	$251.5	$77.4	$2,713.9	$2,539.5

DERIVATIVE-RELATED RISKS

Market Risk
Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.
The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank’s trading business and is monitored independently by the Bank’s Risk Management Group.

Credit Risk
Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Treasury Credit area within the Wholesale Bank is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.
Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the table below entitled “Credit Exposure of Derivatives”.
Also shown in the table entitled “Credit Exposure of Derivatives”, is the current replacement cost, which is the positive fair value of all outstanding derivatives, and represents the Bank’s maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the derivatives. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 30

Credit Exposure of Derivatives
(millions of Canadian dollars)			2010			2009
	Current	Credit	Risk-	Current	Credit	Risk-
	replacement	equivalent	weighted	replacement	equivalent	weighted
	cost1	amount	amount	cost1	amount	amount
Interest rate contracts
Forward rate agreements	$22	$40	$8	$78	$109	$15
Swaps	26,817	33,600	13,978	23,283	29,676	11,429
Options purchased	669	770	293	850	986	344
Total interest rate contracts	27,508	34,410	14,279	24,211	30,771	11,788
Foreign exchange contracts
Forward contracts	6,148	11,683	2,209	6,905	11,890	2,128
Swaps	2,267	3,315	865	2,777	3,951	1,048
Cross-currency interest rate swaps	10,587	27,276	9,107	9,281	25,038	8,206
Options purchased	800	1,431	284	731	1,148	193
Total foreign exchange contracts	19,802	43,705	12,465	19,694	42,027	11,575
Other contracts
Credit derivatives	96	588	203	1,302	4,511	1,535
Equity contracts	3,039	6,053	1,456	2,499	5,119	1,030
Commodity contracts	626	1,239	304	836	1,572	417
Total other contracts	3,761	7,880	1,963	4,637	11,202	2,982
Total derivatives	51,071	85,995	28,707	48,542	84,000	26,345
Less: impact of master netting agreements	37,566	54,233	19,494	35,711	52,076	18,127
Total derivatives after netting	13,505	31,762	9,213	12,831	31,924	8,218
Less: impact of collateral	5,343	5,644	2,107	4,808	5,131	1,492
Net derivatives	$8,162	$26,118	$7,106	$8,023	$26,793	$6,726
1
Exchange-traded instruments and non-trading credit derivatives, which are given financial guarantee treatment for credit risk capital purposes, are excluded in accordance with the guidelines of OSFI. The total positive fair value of the excluded contracts as at October 31, 2010 was $604 million (2009 - $903 million).

Current Replacement Cost of Derivatives
(millions of Canadian dollars)	Canada 1		United States 1		International 1		Total
By sector	2010	2009	2010	2009	2010	2009	2010	2009
Financial	$30,422	$30,563	$976	$128	$8,706	$9,501	$40,104	$40,192
Government	5,901	3,600	105	-	571	774	6,577	4,374
Other	2,655	2,810	1,108	717	627	449	4,390	3,976
Current replacement cost	$38,978	$36,973	$2,189	$845	$9,904	$10,724	$51,071	$48,542
Less: impact of master netting agreements
and collateral	-	-	-	-	-	-	42,909	40,519
Total	38,978	36,973	2,189	845	9,904	10,724	$8,162	$8,023

							2010	2009
By location of risk2					2010	2009	% mix	% mix
Canada					$3,737	$4,269	45.8%	53.2%
United States					1,820	1,590	22.3	19.8
International
United Kingdom					332	191	4.1	2.4
Europe - other					1,252	1,373	15.3	17.1
Other					1,021	600	12.5	7.5
Total international					2,605	2,164	31.9	27.0
Total current replacement cost					$8,162	$8,023	100.0%	100.0%
1	Based on geographic location of unit responsible for recording revenue.
2	After impact of master netting agreements and collateral.

Certain of the Bank’s derivative contracts are governed by master derivative agreements having provisions that may permit the Bank’s counterparties to require, upon the occurrence of a certain contingent event, (i) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty, or (ii) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank’s subsidiaries. At October 31, 2010, the aggregate net liability position of those contracts would require (i) the posting of collateral or other acceptable remedy totalling $9.1 million (2009 – $20 million) in the event of a one-notch or two-notch downgrade in the Bank’s senior debt ratings and (ii) funding totalling nil following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two notch downgrade in the Bank’s senior debt ratings.
Certain of the Bank’s derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank’s counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank’s counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at October 31, 2010 the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $11.9 billion (2009 – $7.6 billion). The Bank has posted $8.8 billion (2009 – $5.2 billion) of collateral for this exposure in the normal course of business. At October 31, 2010, the impact of a one-notch downgrade in the Bank’s senior debt ratings would require the Bank to post an additional $0.6 billion (2009 – $0.5 billion) of collateral to that posted in the normal course of business. A two-notch down grade in the Bank’s senior debt ratings would require the Bank to post an additional $1.7 billion (2009 – 1.5 billion) of collateral to that posted in the normal course of business.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 31

NOTE 9 GOODWILL AND OTHER INTANGIBLES

GOODWILL
Goodwill represents the excess purchase price paid on acquisitions over the fair value assigned to identifiable net assets including identifiable intangible assets. Goodwill is not amortized but is assessed for impairment at least annually and when an event or change in circumstances indicates that there may be an impairment. Goodwill is allocated to reporting units that are either the operating business segment or the reporting unit below the segment. Goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. Impairment in goodwill is charged to the Consolidated Statement of Income in the period in which the impairment is identified. No impairment write-downs were required for the years ended October 31, 2010, 2009, and 2008.

Goodwill by Segment
(millions of Canadian dollars)							2010
	Canadian Personal		U.S. Personal
	and Commercial	Wealth	and Commercial		Wholesale
	Banking	Management	Banking		Banking	Corporate	Total
Carrying value of goodwill at beginning of year	$1,216	$591	$12,115		$146	$947	$15,015
Goodwill arising on acquisitions	-	-	316	1	4	-	320
Foreign currency translation adjustments
and other	-	(4)		(871)	-	-	(875)
Carrying value of goodwill at end of year	$1,216	$587	$11,560		$150	$947	$14,460

							2009
Carrying value of goodwill at beginning of year	$1,216	$585	$11,948		$146	$947	$14,842
Goodwill arising on acquisitions	-	10	(56	)2	-	-	(46)
Foreign currency translation adjustments
and other	-	(4)	223		-	-	219
Carrying value of goodwill at end of year	$1,216	$591	$12,115		$146	$947	$15,015
1	Goodwill arising from the acquisition of Riverside, First Federal, AmericanFirst and South Financial. See Note 7 for further details.
2
During the year ended October 31, 2009, goodwill arising from the Commerce acquisition decreased by $56 million from $6,330 to $6,274 million, primarily due to the completion of the valuation of the loan portfolio and a corresponding future income tax liability. The purchase price allocation, including the valuation of the assets and liabilities, was completed and finalized on March 31, 2009.

OTHER INTANGIBLES

The Bank’s other intangible assets consist primarily of core deposit intangibles and customer relationships. Other intangible assets are amortized over their estimated useful life (3 to 20 years) proportionate to the expected economic benefit.
    Future amortization expense for the carrying amount of other intangible assets is estimated to be as follows for the next five years: 2011 - $562 million; 2012 - $288 million; 2013 - $250 million; 2014 - $216 million; and 2015 - $182 million.
All other intangible assets are assessed for impairment when an event or change in circumstances indicates that the assets might be impaired. No impairment write-downs were required for the years ended October 31, 2010, 2009, and 2008.

The following table presents details of the Bank’s other intangible assets as at October 31:

Other Intangibles
(millions of Canadian dollars)	2010			2009
	Carrying	Accumulated	Net carrying	Net carrying
	value	amortization	value	value
Core deposit intangible assets	$5,335	$(3,721)	$1,614	$1,964
Other intangible assets	5,130	(4,651)	479	582
Total	$10,465	$(8,372)	$2,093	$2,546

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 32

NOTE 10 LAND, BUILDINGS AND EQUIPMENT

Buildings, furniture, fixtures and other equipment, computer equipment and software, and leasehold improvements are recorded at cost less accumulated depreciation. Land is recorded at cost. Gains and losses on disposal are included in non-interest income in the Consolidated Statement of Income. When land, buildings and equipment are no longer in use or considered impaired, they are written down to their net recoverable amount. The Bank evaluates the carrying value of long-lived assets whenever changes in circumstances indicate that a potential impairment has occurred. Impairment is considered to have occurred if the projected undiscounted cash flows resulting from the use and eventual disposition of the assets are less than their carrying value, at which time a write-down would be recorded.
The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.

Depreciation methods and rates by asset category are as follows:

Assets	Depreciation rates and methods
Buildings	15 to 40 years, straight line
Computer equipment	3 to 7 years, straight-line
Computer software	3 to 7 years, straight-line
Furniture and fixtures	3 to15 years, straight line
Other equipment	5 to 8 years, straight line
Leasehold improvements	Lesser of lease term plus one renewal or 15 years, straight line

Net Book Value
(millions of Canadian dollars)			2010	2009
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Land	$830	$-	$830	$804
Buildings	1,975	608	1,367	1,298
Computer equipment and software	1,197	517	680	502
Furniture, fixtures and other equipment	1,382	708	674	834
Leasehold improvements	1,148	452	696	640
Total	$6,532	$2,285	$4,247	$4,078
Accumulated depreciation at the end of 2009 was $2,043 million. Depreciation expense amounted to $601 million for 2010 (2009 - $600 million; 2008 - $438 million).

NOTE 11 OTHER ASSETS

Other Assets
(millions of Canadian dollars)	2010	2009
Amounts receivable from brokers, dealers and clients	$8,132	$6,136
Accounts receivable, prepaid expenses and other items	5,865	4,587
Prepaid pension expense	1,223	1,156
Insurance-related assets, excluding investments	1,319	1,110
Accrued interest	1,040	1,081
Trading commodities1	2,249	-
Total	$19,828	$14,070
1	Effective Q4 2010, precious metals have been reclassified from cash and due from banks and interest-bearing deposits to trading commodities (2009 - $1,077 million).

NOTE 12 DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2010 was $100 billion (2009 - $98 billion).
Certain deposit liabilities are classified as trading and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 33

Deposits by Type
(millions of Canadian dollars)	2010				2009
	Demand	Notice	Term	Total	Total
Personal	$15,126	$157,013	$77,112	$249,251	$223,228
Banks	3,903	20	8,585	12,508	5,480
Business and government	30,611	66,663	47,947	145,221	126,907
Trading	-	-	22,991	22,991	35,419
Total1	$49,640	$223,696	$156,635	$429,971	$391,034

Non-interest-bearing deposits included above
In domestic offices				$7,383	$6,302
In foreign offices				8,292	6,194
Interest-bearing deposits included above
In domestic offices				233,489	219,890
In foreign offices				178,355	157,556
U.S. federal funds deposited				2,452	1,092
Total1				$429,971	$391,034
1
Included in deposit liabilities on the Consolidated Balance Sheet is $2 billion (2009 - nil) due to covered bond holders; $350 million (2009 - $350 million) due to TD Capital Trust ll; and $1,750 million (2009 - $1,750 million) due to TD Capital Trust lV.

Term Deposits
(millions of Canadian dollars)	2010							2009
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$12,614	$15,786	$22,110	$8,571	$2,429	$15,602	$77,112	$77,899
Banks	8,482	25	41	7	1	29	8,585	2,054
Business and government	33,036	5,158	3,816	451	2,932	2,554	47,947	38,434
Trading	21,753	84	249	194	171	540	22,991	35,419
Total	$75,885	$21,053	$26,216	$9,223	$5,533	$18,725	$156,635	$153,806

NOTE 13 OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	2010	2009
Amounts payable to brokers, dealers and clients	$7,911	$6,333
Accounts payable, accrued expenses and other items	4,761	5,214
Insurance-related liabilities	4,091	3,730
Accrued interest	1,538	1,559
Accrued salaries and employee benefits	1,619	1,331
Accrued benefit liability	923	855
Cheques and other items in transit	473	610
Total	$21,316	$19,632

NOTE 14 SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.
Interest expense is recognized on the accrual basis using the effective interest rate method.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 34

Subordinated Notes and Debentures
(millions of Canadian dollars)
		Earliest par	Foreign
Maturity date	Interest rate (%)	redemption date	currency amount	2010	2009
December 2010 - August 2011	-	-		$3	$3
June 20111	7.63	-	US$ 201 million	205	220
May 20121	7.00	-	US$ 206 million	210	226
August 2014	10.05	-		148	150
January 2016	4.32	January 2011		998	997
October 2016	4.87	October 2011		490	500
November 2017	5.38	November 2012		2,493	2,500
June 2018	5.69	June 2013		898	900
April 2020	5.48	April 2015		855	874
September 20221	4.64	September 2017		270	270
July 2023	5.83	July 2018		650	650
May 2025	9.15	-		198	199
July 20301	11.30	-		-	11
October 20301	10.88	-		-	26
February 20311	10.20	February 2011	US$ 4 million	4	4
June 20331	3.39	December 2010	US$ 3 million	3	-
March 20341	3.08	December 2010	US$ 21 million	21	22
June 20351	2.00	December 2010	US$ 10 million	11	11
June 20351	2.00	December 2010	US$ 10 million	11	11
June 20361	1.88	June 2011	US$ 41 million	42	-
July 20361	1.85	July 2011	US$ 36 million	37	-
September 20371	1.72	September 2012	US$ 78 million	79	-
September 20371	1.61	September 2012	US$ 31 million	31	-
October 20371	1.62	October 2012	US$ 18 million	18	-
October 2104	4.97	October 2015		800	796
December 2105	4.78	December 2016		2,231	2,233
December 2106	5.76	December 2017		1,800	1,780
Total				$12,506	$12,383
1	Obligation of a subsidiary.

New Issues and Redemptions
On October 1, 2010, subsidiaries of the Bank redeemed US$33 million of junior subordinated debentures.

Subsequent to year-end, on November 2, 2010, the Bank issued $1 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 3.367% until November 2, 2015 and the bankers’ acceptance rate plus 1.25% thereafter until maturity on November 2, 2020. The notes are redeemable at the Bank’s option, subject to regulatory consent, at par on and after November 2, 2015. The issue will qualify as Tier 2 capital of the Bank.

On November 29, 2010, the Bank announced its intention to redeem on January 18, 2011 all its outstanding 4.317% medium term notes due January 18, 2016.

REPAYMENT SCHEDULE

The aggregate maturities of the Bank’s subordinated notes and debentures are as follows:

Maturities
(millions of Canadian dollars)	2010	2009
Within 1 year	$208	$-
Over 1 year to 3 years	210	449
Over 3 years to 4 years	148	-
Over 4 years to 5 years	-	150
Over 5 years	11,940	11,784
Total	$12,506	$12,383

NOTE 15 LIABILITY FOR PREFERRED SHARES

The Bank classifies preferred shares that are mandatorily redeemable or convertible into a variable number of the Bank’s common shares at the holder’s option, as liabilities for reporting purposes. Dividend payments on these preferred shares are recorded in interest expense.
Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank’s common shares at the holder’s option, are not classified as liabilities and are presented in Note 18.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 35

Liability for Preferred Shares Issued and Outstanding
(millions of shares and millions of Canadian dollars)	2010			2009
	Number of shares		Amount	Number of shares	Amount
Class A Preferred shares
Series M	14.0		$350	14.0	$350
Series N	8.0		200	8.0	200
REIT Preferred Stock
Series 2000A	-	1	27	-	-
Series 2002C	-	2	5	-	-
Total	22.0		$582	22.0	$550
1	263 shares issued and outstanding.
2	55 shares issued and outstanding.

PREFERRED SHARES
Class A First Preferred Shares, Series M
The Series M shares are entitled to quarterly non-cumulative cash dividends, if declared, at a per annum rate of 4.70% per Series M share. The Series M shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2009, and at a declining premium to a price of $25.00 per share if redeemed on or after April 30, 2013. The Series M shares are not redeemable at the option of the holder. The Series M shares are convertible by the Bank, on or after April 30, 2009, into common shares of the Bank, determined by dividing the then applicable redemption price per Series M share by the greater of $2.00 and 95% of the average trading price of such common shares at that time. Each Series M share is convertible by the holder, on or after October 31, 2013, into common shares on the same terms as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividend to the date of conversion. The Series M shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series N
The Series N shares are entitled to quarterly non-cumulative cash dividends, if declared, at a per annum rate of 4.60% per Series N share. The Series N shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2009, and at a declining premium to a price of $25.00 per share if redeemed on or after April 30, 2013. The Series N shares are not redeemable at the option of the holder. The Series N shares are convertible by the Bank, on or after April 30, 2009, into common shares of the Bank, determined by dividing the then applicable redemption price per Series N share by the greater of $2.00 and 95% of the average trading price of such common shares at that time. Each Series N share is convertible by the holder, on or after January 31, 2014, into common shares on the same terms as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividend to the date of conversion. The Series N shares qualify as Tier 1 capital of the Bank.

REIT PREFERRED STOCK
REIT Preferred Stock, Series 2000A
A real estate investment trust, Carolina First Mortgage Loan Trust (Carolina First REIT), a subsidiary of TD Bank, N.A., issued the Series A preferred stock (Series 2000A shares). The Series 2000A shares are entitled to quarterly cumulative cash dividends, if declared, at a per annum rate of 11.125% per Series 2000A share. The Series 2000A shares are unsecured and mandatorily redeemable by Carolina First REIT on January 31, 2031. Each Series 2000A share may be automatically exchanged, without the consent of the holders, into a Series A preferred stock of TD Bank, N.A. on the occurrence of certain circumstances. The Series 2000A shares qualify as Tier 2 capital of the Bank.

REIT Preferred Stock, Series 2002C
Carolina First REIT issued the Series C preferred stock (Series 2002C shares). The Series 2002C shares are entitled to quarterly cumulative cash dividends, if declared, at a variable rate equal to the three month London Interbank Offer Rate (LIBOR) plus 3.50% per Series 2002C share. The Series 2002C shares are unsecured and mandatorily redeemable by Carolina First REIT on May 31, 2012. Each Series 2002C share may be automatically exchanged, without the consent of the holders, into a Series C preferred stock of TD Bank, N.A. on the occurrence of certain circumstances.

NOTE 16 CAPITAL TRUST SECURITIES

Capital Trust Securities - Series 2009 (TD CaTS) were issued by TD Capital Trust (Trust), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in trust assets. On December 31, 2009, the Trust redeemed all of its 900,000 outstanding TD CaTS at a redemption price per unit of $1,000 plus any unpaid distribution. TD CaTS qualified as Tier 1 capital of the Bank.
TD Capital Trust II Securities - Series 2012-1 (TD CaTS II) were issued by TD Capital Trust II (Trust II), an open-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in a Bank deposit note. Each TD CaTS II may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A3 (Series A3 Shares) of the Bank on the occurrence of certain circumstances. The Series A3 Shares are convertible into a variable number of the Bank's common shares at the holder's option. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it.
TD Capital Trust III Securities - Series 2008 (TD CaTS III) were issued by TD Capital Trust III (Trust III), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in trust assets. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain circumstances. TD CaTS III are not convertible or redeemable at the holder's option. Trust III is consolidated by the Bank and TD CaTS III are classified as non-controlling interests in subsidiaries.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 36

TD Capital Trust IV Notes - Series 1 due June 30, 2108 (TD CaTS IV Notes - Series 1), TD Capital Trust IV Notes - Series 2 due June 30, 2108 (TD CaTS IV Notes - Series 2) and TD Capital Trust IV Notes - Series 3 due June 30, 2108 (TD CaTS IV Notes - Series 3) (collectively, TD CaTS IV Notes) were issued by TD Capital Trust IV (Trust IV), a trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuances were invested in Bank deposit notes. Each TD CaTS IV Note - Series 1 and TD CaTS IV Note - Series 2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV Note - Series 3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain circumstances. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank. Trust IV is a variable interest entity. As the Bank is not the primary beneficiary of Trust IV, the Bank does not consolidate it.
TD CaTS II, TD CaTS III and TD CaTS IV Notes all qualify as Tier 1 capital of the Bank.

Capital Trust Securities
(millions of Canadian dollars, except as noted)				Redemption	Conversion
				date	date
	Thousands of	Distribution/Interest	Annual	At the option	At the option
	units	payment dates	yield	of the issuer	of the holder	2010	2009
Included in liability for capital trust
securities on the Consolidated Balance Sheet
Capital Trust Securities -Series 2009	900	June 30, Dec. 31	7.600%	June 30, 2005	June 30, 2010	$-	$895

Included in non-controlling interests in
subsidiaries on the Consolidated
Balance Sheet
TD Capital Trust III Securities - Series 2008	1,000	June 30, Dec. 31	7.243%	Dec. 31, 20131		$986	$981

Deposit notes issued to Trust II and Trust IV,
included in deposits on the Consolidated
Balance Sheet2
TD Capital Trust II Securities -Series 2012-1	350	June 30, Dec. 31	6.792%	Dec. 31, 20071	At any time3	$350	$350
TD Capital Trust IV Notes - Series 1	550	June 30, Dec. 31	9.523%4	June 30, 20145		550	550
TD Capital Trust IV Notes - Series 2	450	June 30, Dec. 31	10.000%6	June 30, 20145		450	450
TD Capital Trust IV Notes - Series 3	750	June 30, Dec. 31	6.631%7	Dec. 31, 20145		750	750
	2,100					$2,100	$2,100
1
On the redemption date and on any distribution date thereafter, Trust II or Trust III, respectively may, with regulatory approval, redeem TD CaTS II or TD CaTS III, respectively, in whole, without the consent of the holders.

2	TD CaTS II and TD CaTS IV Notes are not consolidated by the Bank. The deposit notes issued to Trust II and Trust IV are reported in Deposits. See Note 12.
3
Holders may exchange each TD CaTS II for forty non-cumulative Class A First Preferred Shares, Series A2 (Series A2 Shares) of the Bank. The Series A2 Shares are convertible into a variable number of the Bank’s common shares at the holder’s option.

4
For the period from and including January 26, 2009 to but excluding June 30, 2019. Starting on June 30, 2019 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 10.125%.

5
On or after the redemption date, Trust IV may, with regulatory approval, redeem the TD CaTS IV Notes - Series 1, TD CaTS IV Notes - Series 2 or TD CaTS IV Notes - Series 3, respectively, in whole, without the consent of the holders.

6
For the period from and including January 26, 2009 to but excluding June 30, 2039. Starting on June 30, 2039 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 9.735%.

7
For the period from and including September 15, 2009 to but excluding June 30, 2021. Starting on June 30, 2021 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 4.00%.

NOTE 17 NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Non-Controlling Interests in Subsidiaries
(millions of Canadian dollars)	2010	2009
REIT preferred stock, Series A	$501	$532
TD Capital Trust III Securities - Series 2008	986	981
Other	6	46
Total	$1,493	$1,559

REIT PREFERRED STOCK, SERIES A
A real estate investment trust, Northgroup Preferred Capital Corporation (Northgroup REIT), a subsidiary of TD Bank N.A., issued 500,000 preferred stock, Series A (Series A shares). Each Series A share is entitled to semi-annual non-cumulative cash dividends, if declared, at a per annum rate of 6.378%. The Series A shares are redeemable by Northgroup REIT, subject to regulatory consent, at a price of US$1,000 per Series A share on October 15, 2017 and every five years thereafter and qualify as Tier 1 capital of the Bank. Each Series A share may be automatically exchanged, without the consent of the holders, into a preferred stock of TD Bank, N.A. on the occurrence of certain circumstances.

TD CAPITAL TRUST III SECURITIES - SERIES 2008
CaTS III, a subsidiary of the Bank, issued $1 billion of TD CaTS III securities as described in Note 16.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 37

NOTE 18 SHARE CAPITAL

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.
On June 15, 2010, the Bank issued 3.5 million common shares for gross cash consideration of $250 million. On December 5, 2008, the Bank issued 35 million common shares for gross cash consideration of $1.38 billion. The common shares qualify as Tier 1 capital of the Bank.

Shares Issued and Outstanding
(millions of shares and millions of Canadian dollars)	2010		2009		2008
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount
Common Shares
Balance at beginning of year	859.6	$15,357	811.3	$13,278	718.8	$6,602
Proceeds from shares issued on exercise of stock options	8.1	521	4.6	247	4.6	255
Shares issued as a result of dividend reinvestment plan	7.7	546	8.8	451	4.6	274
Proceeds from issuance of new shares	3.6	252	34.9	1,381	-	-
Shares issued on acquisitions	0.7	54	-	-	83.3	6,147
Balance at end of year - common shares	879.7	$16,730	859.6	$15,357	811.3	$13,278
Class A Preferred Shares
Series O	17.0	$425	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250	10.0	250
Series Q	8.0	200	8.0	200	8.0	200
Series R	10.0	250	10.0	250	10.0	250
Series S	10.0	250	10.0	250	10.0	250
Series Y	10.0	250	10.0	250	10.0	250
Series AA	10.0	250	10.0	250	10.0	250
Series AC	8.8	220	8.8	220	-	-
Series AE	12.0	300	12.0	300	-	-
Series AG	15.0	375	15.0	375	-	-
Series AI	11.0	275	11.0	275	-	-
Series AK	14.0	350	14.0	350	-	-
Balance at end of year - preferred shares	135.8	$3,395	135.8	$3,395	75.0	$1,875
Treasury Shares - Common1
Balance at beginning of year	(0.8)	$(15)	(1.1)	$(79)	(0.9)	$(71)
Purchase of shares	(30.6)	(2,158)	(33.3)	(1,756)	(38.4)	(2,434)
Sale of shares	30.2	2,082	33.6	1,820	38.2	2,426
Balance at end of year - treasury shares - common	(1.2)	$(91)	(0.8)	$(15)	(1.1)	$(79)
Treasury Shares - Preferred1
Balance at beginning of year	-	$-	-	$-	-	$-
Purchase of shares	(2.3)	(63)	(0.2)	(6)	-	-
Sale of shares	2.3	62	0.2	6	-	-
Balance at end of year - treasury shares - preferred	-	$(1)	-	$-	-	$-
1	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in shareholders’ equity.

PREFERRED SHARES

Class A First Preferred Shares, Series O
On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O for gross cash consideration of $425 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.85% per Series O share. The Series O shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2010 and at a declining premium of $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2014. The Series O shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series P
On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2012 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2016. The Series P shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series Q
On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after January 31, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after January 31, 2017. The Series Q shares qualify as Tier 1 capital of the Bank.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 38

Class A First Preferred Shares, Series R
On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after April 30, 2017. The Series R shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series S
On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including June 11, 2008 to but excluding July 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter and vice versa. The Series S shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2013 and on July 31 every five years thereafter. The Series S shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series Y
On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.10% for the initial period from and including July 16, 2008 to but excluding October 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter and vice versa. The Series Y shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2013 and on October 31 every five years thereafter. The Series Y shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AA
On September 12, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AA for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including September 12, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.96%. Holders of the Series AA shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AB, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AA shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AA shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AC
On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AC shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AE
On January 14, 2009, the Bank issued 12 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AE for gross cash consideration of $300 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 14, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.37%. Holders of the Series AE shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AF, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AE shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AE shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AG
On January 30, 2009, the Bank issued 15 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AG for gross cash consideration of $375 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 30, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.38%. Holders of the Series AG shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AG shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AG shares qualify as Tier 1 capital of the Bank.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 39

5-Year Rate Reset Preferred Shares, Series AI
On March 6, 2009, the Bank issued 11 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AI for gross cash consideration of $275 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including March 6, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.15%. Holders of the Series AI shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AJ, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AI shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter. The Series AI shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AK
On April 3, 2009, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AK for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including April 3, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.33%. Holders of the Series AK shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AL, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AK shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter. The Series AK shares qualify as Tier 1 capital of the Bank.

NORMAL COURSE ISSUER BID
The Bank did not have a normal course issuer bid outstanding during fiscal 2009 or 2010.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price. During the year, a total of 7.7 million common shares were issued from the Bank’s treasury with a 1% discount. In 2009, 8.8 million common shares were issued from the Bank’s treasury with a 1% discount under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.
The Bank is also restricted from paying dividends in the event that either Trust II, Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS II, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

NOTE 19 REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.
The Bank’s objectives include:
•	To provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank’s common shareholders with a satisfactory return;
•	To be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank’s peers; and
•	To achieve the most economically achievable overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.

The Bank’s Total capital consists of two tiers of capital approved under OSFI’s regulatory capital guidelines.
Tier 1 capital includes items such as common shares and preferred shares, retained earnings, contributed surplus, innovative capital instruments and qualifying non-controlling interests in subsidiaries. Tier 1 capital is reduced by items such as goodwill and net intangible assets (in excess of the 5% limit), 50% of the shortfall in allowances related to the Internal Ratings Based (IRB) approach portfolios, 50% of substantial investments (not including insurance subsidiaries) and deductions from securitization investments.
Tier 2 capital includes items such as the general allowance for standardized portfolios and subordinated notes and debentures. Tier 2 capital is reduced by items such as 50% of the shortfall in allowances related to IRB approach portfolios, 50% of substantial investments, 100% of investment in insurance subsidiaries and deductions from securitization investments.
For regulatory capital purposes, insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements and the Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 40

During the year ended October 31, 2010, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. The Bank’s regulatory capital position as at October 31 was as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	2010	2009
Tier 1 capital	$24,386	$21,407
Tier 1 capital ratio1	12.2%	11.3%
Total capital2	$31,070	$28,338
Total capital ratio3	15.5%	14.9%
Assets-to-capital multiple4	17.5	17.1
1	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
2	Total capital includes Tier 1 and Tier 2 capital.
3	Total capital ratio is calculated as Total capital divided by RWA.
4
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI’s target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

NOTE 20 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income is composed of the Bank’s net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations, net of net investment hedging activities, and changes in the fair value of derivative instruments designated as cash flow hedges, all net of income taxes.
The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes, as at October 31.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)	2010	2009
Net unrealized gain (loss) on available-for-sale securities, net of hedging activities	$1,193	$739
Net unrealized foreign currency translation gain (loss) on investments in subsidiaries, net of hedging activities	(2,901)	(1,539)
Net gain (loss) on derivative instruments designated as cash flow hedges	2,713	1,815
Total	$1,005	$1,015

NOTE 21 TRADING-RELATED INCOME

Trading assets and liabilities, including trading derivatives, certain loans held within a trading portfolio that are designated as trading under the fair value option, trading loans and trading deposits, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.
Trading-related income comprises net interest income, trading income, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading assets and liabilities. Realized and unrealized gains and losses on loans designated as trading under the fair value option are included in non-interest income in the Consolidated Statement of Income.
Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.
Trading-related income by product line depicts trading income for each major trading category.

Trading-Related Income
(millions of Canadian dollars)	2010	2009	2008
Net interest income (loss)	$827	$1,210	$379
Trading income (loss)	484	685	(794)
Loans designated as trading under the fair value option1	21	47	(165)
Total	$1,332	$1,942	$(580)
By product
Interest rate and credit portfolios	$896	$1,292	$(663)
Foreign exchange portfolios	418	573	481
Equity and other portfolios	(3)	30	(233)
Loans designated as trading under the fair value option1	21	47	(165)
Total	$1,332	$1,942	$(580)
1
Excludes amounts related to securities designated as trading under the fair value option that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 41

NOTE 22 INSURANCE

The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance.
Premiums, net of reinsurance, for short-duration contracts, primarily property and casualty, are deferred as unearned premiums and recognized in other income on a pro rata basis over the terms of the policies. Unearned premiums and ceded unearned premiums, representing the portion of net written premiums that pertain to the unexpired term of the policies in force, are recorded in other liabilities. Premiums, net of reinsurance, from long-duration contracts, primarily life insurance, are recognized when due in other income.
Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits, as determined by the appointed actuary in accordance with accepted actuarial practice, and are included in other liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during the year. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Claims relating to property and casualty insurance are expensed as incurred.

Insurance Income, Net of Claims
(millions of Canadian dollars)	2010	2009	2008
Net earned premiums and fees	$3,102	$2,802	$2,701
Claims and related expenses, net of reinsurance	2,074	1,889	1,774
Total	$1,028	$913	$927

NOTE 23 STOCK-BASED COMPENSATION

The Bank operates various stock-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards granted after October 31, 2002. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. No compensation expense was recorded for 23.9 million stock options awarded and outstanding prior to November 1, 2002, because the Bank prospectively adopted the current accounting standard on stock-based compensation. 0.9 million of these stock options remain unexercised, as at October 31, 2010 (October 31, 2009 - 2.3 million; October 31, 2008 - 4.4 million).

STOCK OPTION PLAN
a) The Bank
The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 4.0 million common shares have been reserved for future issuance (2009 - 5.7 million; 2008 - 9.2 million). The outstanding options expire on various dates to December 14, 2019. A summary of the Bank’s stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity
(millions of shares, except as noted)	2010		2009		2008
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of shares	exercise price	of shares	exercise price	of shares	exercise price
Number outstanding, beginning of year	25.9	$53.25	27.5	$55.37	20.1	$45.02
Conversion of Commerce options
to the Bank underlying	-	-	-	-	10.8	54.63
Granted	1.7	65.98	4.0	41.50	2.0	72.67
Exercised	(8.1)	47.60	(4.6)	39.26	(4.6)	41.31
Forfeited/cancelled	(0.3)	65.68	(1.0)	61.58	(0.8)	64.06
Number outstanding, end of year	19.2	$57.68	25.9	$53.25	27.5	$55.37
Exercisable, end of year	13.4	$58.63	19.6	$53.41	23.0	$53.27

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 42

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2010.

Range of Exercise Prices
	Options outstanding			Options exercisable
		Weighted-average
	Number	remaining	Weighted-	Number	Weighted-
	outstanding	contractual	average	exercisable	average
	(millions of shares)	life (years)	exercise price	(millions of shares)	exercise price
$22.64 - $32.95	0.2	1.27	$28.87	0.2	$28.87
$33.42 - $43.78	6.4	3.97	39.80	3.7	38.58
$44.54 - $55.90	2.5	2.71	51.89	2.5	51.89
$56.22 - $67.42	7.1	5.16	63.59	5.0	62.48
$67.86 - $74.13	3.0	5.38	71.08	2.0	70.33

The fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. The following assumptions were used: (i) risk-free interest rate of 2.72% (2009 – 2.17%; 2008 – 3.80%); (ii) expected option life of 6.2 years (2009 – 5.6 years; 2008 – 5.5 years); (iii) expected volatility of 26.6% (2009 – 23.9%; 2008 – 15.9%); and (iv) expected dividend yield of 3.24% (2009 – 3.0%; 2008 – 2.85%).
During the year, 1.7 million (2009 - 4.0 million; 2008 - 2.0 million) options were granted with a weighted-average fair value of $14.09 per option (2009 - $7.62 per option; 2008 - $10.80 per option). During the year, the Bank recognized compensation expense in the Consolidated Statement of Income of $28 million (2009 - $30 million; 2008 - $22 million) for the stock option awards granted.

b) Commerce
As a result of the Commerce acquisition on March 31, 2008, all of the Commerce stock options, aggregating to 19.6 million, vested on acquisition and were immediately converted into 10.8 million stock options of the Bank using the exchange ratio set out in the merger agreement. The fair value of the converted options was $263 million. This was recorded in contributed surplus and was part of the purchase consideration. As a result of the conversion, there are no longer any Commerce stock options outstanding.

c) South Financial
As a result of the acquisition of The South Financial Group, Inc. on September 30, 2010, all of the South Financial stock options, aggregating to 2.9 million, vested on acquisition and were immediately converted into 11 thousand stock options of the Bank using the exchange ratio set out in the merger agreement. The fair value of the converted options was nil. As such, there was no impact to contributed surplus. As a result of the conversion, there are no longer any South Financial stock options outstanding.

OTHER STOCK-BASED COMPENSATION PLANS

a) The Bank
The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank’s common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the vesting period. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank’s total shareholder return relative to the average of the North American peer group. Beginning with units granted in December 2009, the Human Resources Committee of the Board (HRC) has the discretion to adjust the number of restricted share units and performance share units within a +/- 20% range at maturity at the plan or individual level based on a review of the risk taken to achieve business results over the life of the award; and, dividends will be re-invested in additional units that will be paid at maturity. The number of such share units outstanding under these plans as at October 31, 2010 is 12 million (2009 - 11 million; 2008 - 9 million).
The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant’s annual incentive award and/or maturing share units may be deferred as share units equivalent to the Bank’s common shares. The deferred share units are not redeemable by the participant until retirement, permanent disability or termination of employment or directorship and must be redeemed for cash by the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2010, 2.9 million deferred share units were outstanding (2009 - 2.5 million; 2008 - 2.3 million).
Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2010, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $245 million (2009 - $235 million; 2008 - $191 million). The compensation expense recognized before the effects of hedges was $418 million (2009 - $309 million; 2008 - $77 million).

b) TD Banknorth
TD Banknorth offered restricted share units and performance share unit plans for certain employees of TD Banknorth. Under these plans, participants were granted units equivalent to TD Banknorth common shares that generally vest at the end of three years. The number of performance share units was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. At the maturity date, the participant receives cash representing the value of the share units. As a result of the TD Banknorth privatization, share units were converted to the equivalent of the Bank’s common shares using the exchange ratio set out in the merger agreement. In addition, for future performance periods, the final number of performance share units will be adjusted based on the Bank’s total shareholder return relative to the average of the other major Canadian banks.
TD Banknorth also offered a performance-based restricted share unit plan to certain executives that provided for the grant of share units equivalent to the Bank’s common shares which vest at the end of three years. The number of performance share units for the first two years of the performance period was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. As a result of the TD Banknorth privatization, the number of performance share units for the third and final year of the performance period will be adjusted based on the Bank’s total shareholder return relative to the average of the other major Canadian banks.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 43

The number of TD Banknorth share units under these plans as at October 31, 2010 was 8 thousand (2009 - 0.4 million; 2008 - 0.5 million). Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. During the year, TD Banknorth recognized compensation expense, net of the effects of hedges, for these plans of $1 million (2009 - $14 million; 2008 - $32 million). The compensation expense recognized before the effects of hedges was $2 million (2009 - $4 million; 2008 - $12 million).

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to employees. Employees can contribute any amount of their eligible earnings (net of source deductions) to the Employee Ownership Plan. The Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee’s eligible earnings or $2,250, whichever comes first. The Bank’s contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2010, the Bank’s contributions totalled $55 million (2009 - $52 million; 2008 - $52 million) and were expensed as salaries and employee benefits. As at October 31, 2010, an aggregate of 8.8 million common shares were held under the Employee Ownership Plan (2009 - 8.7 million; 2008 - 7.4 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank’s basic and diluted earnings per share. Dividends earned on Bank common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 24 EMPLOYEE FUTURE BENEFITS

DEFINED BENEFIT PENSION AND OTHER POST EMPLOYMENT BENEFIT (OPEB) PLANS

The Bank’s principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the Society) and the TD Pension Plan (Canada) (the TDPP), are defined benefit plans. In addition, the Bank maintains other partially funded and non-funded pension plans for eligible employees, for which pension benefits are paid by the Bank. The Society was closed to new members on January 30, 2009 and the TDPP commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of combined plan membership.
Funding for the Bank’s principal pension plans is provided by contributions from the Bank and members of the plans as applicable. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plans and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time. The Bank’s contributions to the principal pension plans during 2010 were $168 million (2009 - $626 million). These contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2008 and March 1, 2009 for the Society and the TDPP, respectively. The next valuation dates for funding purposes are as at October 31, 2011 for both of the principal pension plans.
The Bank also provides certain post-retirement benefits and post-employment benefits (non-pension employee benefits), which are generally non-funded. Non-pension employee benefit plans, where offered, generally include health care, life insurance and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Employees eligible for post-employment benefits are those on disability and child-care leave.
For the principal pension plans and the principal non-pension post-retirement benefit plan, actuarial valuations are prepared at least every three years to determine the present value of the accrued benefit liability. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate, which are reviewed annually by the Bank’s actuaries. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the measurement date. The expense includes the cost of benefits for the current year’s service, interest expense on liabilities, expected income on plan assets based on fair values and the amortization of benefit plan amendments and actuarial gains or losses. Plan amendments are amortized on a straight-line basis over the expected average remaining service life of the active members for the principal pension plans (10 years for the Society and 11 years for the Plan) and the expected average remaining period to full eligibility for the principal non-pension post-retirement benefit plan (7 years). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is also amortized over the expected average remaining service life of the active members (10 years for the Society, 11 years for the Plan, and 15 years for the principal non-pension post-retirement benefit plan). The cumulative difference between expense and contributions is reported in other assets or other liabilities.

PLAN ASSUMPTIONS
To develop the assumption for the expected long-term return on plan assets for the Bank’s principal pension plans, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the investment policies of the principal pension plans. This resulted in the selection of the assumption for the expected long-term return on plan assets of 6.75% (2009 - 6.75%) for the Society and 4.25% (2009 - 4.25%) for the Plan.
The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 6.50%. The rate is assumed to decrease gradually to 3.70% by the year 2028 and remain at that level thereafter. For 2010, the effect of a one percentage point increase or decrease in the health care cost trend rate on the benefit expense is a $6 million increase and a $5 million decrease, respectively, and on the benefit obligation, a $75 million increase and a $60 million decrease, respectively.

INVESTMENT STRATEGY AND ASSET ALLOCATION
The primary objective of the Society and the TDPP is to achieve an annualized real rate of return of 3.00% and 2.50%, respectively, over rolling 10-year periods. The investment policies for the principal pension plans are detailed below and exclude Pension Enhancement Account (PEA) assets which are invested at the member’s discretion in certain mutual funds. The investment policies and asset allocations as at July 31 by asset category for the principal pension plans (excluding PEA) are as follows:

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 44

Investment Policy and Asset Allocation
	Acceptable range		Asset Allocation
			Society			TDPP
Security	Society	TDPP	2010	2009	2008	2010	2009
Debt	30%-48%	95%-100%	34%	33%	33%	100%	0%
Equity	35%-65%	0%	55%	55%	57%	0%	0%
Alternative investments	0%-15%	0%	7%	8%	8%	0%	0%
Cash equivalents	0%-4%	0%-5%	4%	4%	2%	0%	0%
Total			100%	100%	100%	100%	0%

The investment policy of the Society is a balanced portfolio. Debt instruments of a single non-government entity must not exceed 10% of the total debt portfolio. Non-government debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period except that up to 20% of the fair value of the bond mandate managed to the DEX Universe Bond Index may be invested in bonds with a credit rating below BBB. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio. Futures contracts and options can be utilized provided they do not create financial leverage for the Society. The Society invests in hedge funds, which normally will employ leverage when executing their investment strategy. The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio. Alternative investments include hedge funds and private equities. Substantially all assets must have readily determinable fair values. The Society was in compliance with its investment policy throughout the year. For 2010, the Society’s net assets included private equity investments in the Bank and its affiliates which had a fair value of $4 million (2009 – $4 million; 2008 – $9 million).
The investment policy of the TDPP, which commenced on March 1, 2009, is a high-quality, long-term fixed income portfolio. Debt instruments of non-government entities must not exceed 80% of the total fund and non-Canadian government entities must not exceed 20% of the total fund. Debt instruments of a single non-government or non-Canadian government entity must not exceed 10% of the total fund. All debt instruments must meet or exceed a credit rating of BBB- (or equivalent) at the time of purchase and during the holding period. In addition, any debt instruments that are rated from BBB+ to BBB- (or equivalent) must not exceed 35% of the total fund. Asset backed securities must have a minimum credit rating of AAA and must not exceed 25% of the total fund. Substantially all assets must have readily determinable fair values. The TDPP was in compliance with its investment policy throughout the year.

RISK MANAGEMENT PRACTICES
The principal pension plans’ investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency risk, interest rate risk, and price risk), credit risk, and liquidity risk. The principal pension plans manage these financial risks in accordance with the Pension Benefits Standards Act, 1985, applicable regulations, and the principal pension plans’ Statement of Investment Policies and Procedures. The following are some specific risk management practices employed by the principal pension plans:
•	Monitoring credit exposure of counterparties
•	Monitoring adherence to asset allocation guidelines
•	Monitoring asset class performance against benchmarks

OTHER PENSION AND RETIREMENT PLANS
CT Pension Plan
As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987, and newly eligible employees joined the defined contribution portion of the plan. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Society. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan. For the defined contribution portion, annual pension expense is equal to the Bank’s contributions to that portion of the plan.

TD Bank, N.A. (which includes TD Banknorth and Commerce) Retirement Plans
TD Banknorth has a closed non-contributory defined benefit retirement plan covering most permanent employees. Supplemental retirement plans were adopted for certain key officers and limited post-retirement benefit programs provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements. Effective December 31, 2008, benefits under the retirement and supplemental retirement plans were frozen.
In addition, TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Effective January 1, 2009 the plan was amended to include a core contribution from TD Bank, N.A. for all employees and a transition contribution for certain employees. The additional amount contributed to the plan by TD Bank, N.A. for fiscal 2010 was $34 million (2009 - $31 million). For the defined contribution plan, annual pension expense is equal to the Bank’s contributions to the plan.

Supplemental Employee Retirement Plans
Supplemental employee retirement plans are partially funded by the Bank for eligible employees.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 45

The following table presents the financial position of the Bank’s principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank’s significant other pension and retirement plans. The plan assets and obligations are measured as at July 31.

Employee Future Benefit Plans Obligations, Assets and Funded Status
(millions of Canadian dollars)				Principal Non-Pension
				Post-Retirement			Other Pension and
	Principal Pension Plans			Benefit Plan			Retirement Plans 1
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Change in projected benefit obligation
Projected benefit obligation at beginning of period	$2,170	$2,201	$2,070	$351	$329	$396	$1,108	$978	$1,018
Service cost - benefits earned	97	66	78	8	9	12	8	10	25
Interest cost on projected benefit obligation	155	143	129	24	21	23	62	66	58
Members’ contributions	47	43	36	-	-	-	-	-	-
Benefits paid	(123)	(122)	(110)	(9)	(9)	(9)	(53)	(53)	(50)
Actuarial (gains) losses	-	21	141	44	(9)	(93)	58	2	(24)
Change in foreign currency exchange rate	-	-	-	-	-	-	(26)	2	24
Change in actuarial assumptions	411	(182)	(149)	-	-	-	7	97	(59)
Curtailment	-	-	-	-	-	-	-	-	(14)
Plan amendments	-	-	6	-	10	-	-	6	-
Projected benefit obligation at end of period	2,757	2,170	2,201	418	351	329	1,164	1,108	978
Change in plan assets
Plan assets at fair value at beginning of period	2,473	2,138	2,225	-	-	-	743	770	817
Actual income on plan assets	92	73	72	-	-	-	11	13	16
Gain (loss) on disposal of investments	72	(138)	10	-	-	-	12	(11)	19
Members’ contributions	46	43	36	-	-	-	-	-	-
Employer’s contributions	193	583	83	9	9	9	15	14	14
Increase (decrease) in unrealized gains on investments	127	(130)	(174)	-	-	-	56	9	(71)
Change in foreign currency exchange rate	(43)	34	4	-	-	-	(25)	6	30
Benefits paid	(123)	(122)	(110)	(9)	(9)	(9)	(54)	(53)	(50)
General and administrative expenses	(8)	(8)	(8)	-	-	-	(3)	(5)	(5)
Plan assets at fair value at end of period	2,829	2,473	2,138	-	-	-	755	743	770
Excess (deficit) of plan assets over projected benefit
obligation	72	303	(63)	(418)	(351)	(329)	(409)	(365)	(208)
Unrecognized net loss from past experience, different
from that assumed, and effects of changes in assumptions	838	527	414	59	14	23	256	238	95
Unrecognized prior service costs	44	54	64	(27)	(32)	(48)	10	14	12
Employer’s contributions in fourth quarter	47	72	29	2	3	2	9	7	2
Prepaid pension asset (accrued benefit liability)	$1,001	$956	$444	$(384)	$(366)	$(352)	$(134)	$(106)	$(99)
Annual expense
Net pension expense includes the following components:
Benefits earned by employees	$99	$68	$78	$8	$9	$12	$9	$11	$28
Interest cost on projected benefit obligation	155	143	129	24	21	23	63	68	57
Expected return on plan assets2	(170)	(131)	(150)	-	-	-	(46)	(59)	(59)
Actuarial losses (gains) recognized in expense	28	24	14	-	-	5	5	3	5
Amortization of plan amendment costs	10	10	10	(5)	(6)	(6)	7	3	3
Total expense	$122	$114	$81	$27	$24	$34	$38	$26	$34
Actuarial assumptions used to determine the annual
expense
Weighted-average discount rate for projected benefit
obligation3	6.90%	7.13%	5.68%	6.70%	6.30%	5.60%	5.97%	6.42%	5.63%
Weighted-average rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50	2.19	2.09	3.82
Weighted-average expected long-term rate of return on plan
assets4	6.75	6.75	6.75	n/a	n/a	n/a	6.70	6.95	7.05
Actuarial assumptions used to determine the benefit
obligation at end of period
Weighted-average discount rate for projected benefit obligation	5.81%	6.90%	6.30%	5.80%	6.70%	6.30%	5.40%	5.94%	6.25%
Weighted-average rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50	2.19	2.09	2.38
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, and Supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries  are not considered material for disclosure purposes. The plan assets and obligation of the TD Banknorth defined benefit pension plan are measured as at October 31 (2008 – September 30).

2	The actual return on plan assets for the principal pension plans was $243 million (2009 - $(169) million; 2008 - $(96) million).
3
The Society was re-measured on October 31, 2008 using a 7.4% discount rate, reflecting the actuarial valuations as at October 31, 2008. The Plan was measured on March 1, 2009, the commencement date of the Plan, using an 8.3% discount rate.

4	Net of fees and expenses for the Society.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 46

The following table presents only those plans with projected benefit obligations in excess of plan assets at fair value.

Employee Future Benefit Plans Obligations, Assets and Funded Status
(millions of Canadian dollars)				Principal Non-Pension
				Post-Retirement			Other Pension and
	Principal Pension Plans			Benefit Plan			Retirement Plans
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Projected benefit obligation at end of period	$-	$13	$2,201	$418	$351	$329	$1,164	$782	$329
Plan assets at fair value at end of period	-	1	2,138	-	-	-	755	413	2
Excess (deficit) of plan assets over projected benefit obligation	-	(12)	(63)	(418)	(351)	(329)	(409)	(369)	(327)

CASH FLOWS AND AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET

The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plan are as follows:

Plan Contributions
(millions of Canadian dollars)	2010	2009	2008
Principal pension plans	$168	$626	$96
Principal non-pension post-retirement benefit plan	9	10	9
Other pension and retirement plans	17	18	10
Total	$194	$654	$115

Estimated Contributions
In 2011, the Bank or its subsidiaries expect to contribute $160 million to the principal pension plans, $15 million to the principal non-pension post-retirement benefit plan, and $21 million to the other pension and retirement plans. Future contribution amounts may change upon the Bank’s review of its contribution levels during the year.

Estimated Future Benefit Payments
Estimated future benefit payments under the principal pension plans are $130 million for 2011; $137 million for 2012; $142 million for 2013; $146 million for 2014; $152 million for 2015; and $852 million for 2016 to 2020.
Estimated future benefit payments under the principal non-pension post-retirement benefit plan are $15 million for 2011; $16 million for 2012; $17 million for 2013; $19 million for 2014; $20 million for 2015; and $120 million for 2016 to 2020.

The Bank recognized the following amounts in the Consolidated Balance Sheet for the year ended October 31:

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)	2010	2009
Other assets
Principal pension plans	$1,001	$956
Other pension and retirement plans
CT defined benefit pension plan	64	65
TD Banknorth defined benefit retirement plan	158	135
Prepaid pension expense	1,223	1,156
Other liabilities
Principal non-pension post-retirement benefit plan	384	366
Other pension and retirement plans
TD Banknorth defined benefit retirement plan	28	-
Supplemental employee retirement plans	328	306
Other employee future benefits - net	183	183
Accrued benefit liability	923	855
Net amount recognized as at October 31	$300	$301

NOTE 25 INTEGRATION AND RESTRUCTURING CHARGES

As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives, the Bank incurred $17 million of restructuring charges during the year (2009 - $36 million; 2008 - $48 million). Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. In the Consolidated Statement of Income, the restructuring charges are included in restructuring costs.
During 2010, the Bank also incurred integration charges of $90 million (2009 - $393 million; 2008 - $63 million). Integration charges consisted of costs related to resources dedicated to the integration, employee retention costs, external professional consulting charges, marketing costs (including customer communication and rebranding) and integration-related travel costs. In the Consolidated Statement of Income, the integration charges are included in non-interest expenses.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 47

As at October 31, 2010, the total unutilized balance of restructuring costs of $11 million (2009 - $20 million; 2008 - $29 million) shown in the following table is included in other liabilities in the Consolidated Balance Sheet:

Restructuring Costs
(millions of Canadian dollars)	2010				2009	2008
	Human
	resources	Real estate	Other	Total	Total	Total
Balance at beginning of year	$-	$20	$-	$20	$29	$29
Restructuring costs arising during the year:
U.S. Personal and Commercial Banking	7	-	10	17	36	48
Amount utilized during the year:
Wholesale Banking	-	2	-	2	5	7
U.S. Personal and Commercial Banking	7	7	8	22	37	41
Foreign exchange and other adjustments	-	(2)	-	(2)	(3)	-
Balance at end of year	$-	$9	$2	$11	$20	$29

NOTE 26 OTHER NON-INTEREST EXPENSES

Non-interest expenses - other include the following:
(i)
A special assessment charge of $55 million before tax ($35 million after tax) or US$49 million before tax (US$31 million after tax), was finalized by the Federal Deposit Insurance Corporation (FDIC), in the U.S., on May 22, 2009.

(ii)
A charge for settlement of TD Banknorth shareholder litigation. Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth and TD Banknorth officers and directors. The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders’ Litigation effective June 24, 2009, and the settlement became final.

(iii)	A positive adjustment of $477 million resulted from the reversal of a part of the Bank’s reserve related to the Enron litigation in 2008.

NOTE 27 INCOME TAXES

The Bank recognizes both the current and future income tax of all transactions that have been recognized in the 2010 Consolidated Financial Statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance to the extent the future tax asset exceeds the amount that is more likely than not to be realized.

Provision for (Recovery of) Income Taxes
(millions of Canadian dollars)	2010	2009	2008
Provision for income taxes - Consolidated Statement of Income
Current income taxes	$1,164	$(95)	$429
Future income taxes	98	336	108
	1,262	241	537
Provision for income taxes - Statement of Other Comprehensive Income
Current income taxes	420	688	(1,092)
Future income taxes	548	798	(598)
	968	1,486	(1,690)
Income taxes - other non-income related items including business combinations and other transition adjustments
Current income taxes	-	(18)	-
Future income taxes	(421)	348	(463)
	(421)	330	(463)
Total provision for (recovery of) income taxes	$1,809	$2,057	$(1,616)
Current income taxes
Federal	$878	$539	$(529)
Provincial	539	297	(237)
Foreign	167	(261)	103
	1,584	575	(663)
Future income taxes
Federal	(25)	446	118
Provincial	(16)	238	57
Foreign	266	798	(1,128)
	225	1,482	(953)
Total provision for (recovery of) income taxes	$1,809	$2,057	$(1,616)

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 48

Reconciliation to Statutory Tax Rate
(millions of Canadian dollars, except as noted)	2010		2009		2008
Income taxes at Canadian statutory income tax rate	$1,761	30.5%	$1,006	31.8%	$1,342	32.7%
Increase (decrease) resulting from:
Dividends received	(283)	(4.9)	(333)	(10.5)	(345)	(8.4)
Rate differentials on international operations	(359)	(6.2)	(448)	(14.1)	(457)	(11.1)
Agreement with Canada Revenue Agency1	121	2.1	-	-	-	-
Other - net	22	0.3	16	0.4	(3)	(0.1)
Provision for income taxes and effective income tax rate	$1,262	21.8%	$241	7.6%	$537	13.1%
1
The Bank reached an agreement with the Canada Revenue Agency (CRA) that resulted in a $121 million increase in the provision for income tax. The agreement provides resolution to a number of outstanding tax matters related to certain discontinued strategies in the Wholesale Banking segment.

The net future income tax asset (liability) is composed of:

Net Future Income Tax Asset (Liability)
(millions of Canadian dollars)	2010	2009
Future income tax assets
Allowance for credit losses	$479	$678
Premises and equipment	137	170
Securities	-	65
Goodwill	59	67
Employee benefits	426	545
Losses available for carry forward	259	141
Other	301	35
Total future income tax assets	1,661	1,701
Valuation allowance	(194)	(124)
Future income tax assets	1,467	1,577
Future income tax liabilities
Securities	(634)	-
Intangible assets	(692)	(898)
Deferred income	(78)	(72)
Employee benefits	(257)	(323)
Other	(266)	(519)
Total future income tax liabilities	(1,927)	(1,812)
Net future income tax liability1	$(460)	$(235)
1
Included in the October 31, 2010 net future income tax liability are future income tax assets (liabilities) of $(432) million (2009 - $(473) million) in Canada, $(12) million (2009 - $194 million) in the United States and $(16) million (2009 - $44 million) in international jurisdictions.

Earnings of certain subsidiaries are subject to additional tax upon repatriation. The Bank has not recognized a future income tax liability for this additional tax since it does not currently plan to repatriate the undistributed earnings. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated additional taxes payable would be $409 million as at October 31, 2010 (2009 - $462 million).

NOTE 28 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that the weighted-average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Such potential dilution is not recognized in a loss period.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 49

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	2010	2009	2008
Basic earnings per share
Net income available to common shareholders	$4,450	$2,953	$3,774
Average number of common shares outstanding (millions)	867.1	847.1	769.6
Basic earnings per share (Canadian dollars)	$5.13	$3.49	$4.90

Diluted earnings per share
Net income available to common shareholders	$4,450	$2,953	$3,774
Average number of common shares outstanding (millions)	867.1	847.1	769.6
Stock options potentially exercisable as determined under the treasury stock method (millions)1	5.0	3.0	6.1
Average number of common shares outstanding - diluted (millions)	872.1	850.1	775.7
Diluted earnings per share (Canadian dollars)1	$5.10	$3.47	$4.87
1
For 2010, the computation of diluted earnings per share excluded weighted-average options outstanding of 2,723 thousand with a weighted-average exercise price of $70.41 as the option price was greater than the average market price of the Bank’s common shares. For 2009, the computation of diluted earnings per share excluded weighted-average options outstanding of 14,292 thousand with a weighted-average exercise price of $64.44 as the option price was greater than the average market price of the Bank’s common shares. For 2008, the computation of diluted earnings per share excluded weighted-average options outstanding of 7,077 thousand with a weighted-average exercise price of $68.94 as the option price was greater than the average market price of the Bank’s common shares.

NOTE 29 FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include securities and loans held in the trading portfolio, securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading, and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets, and is based on bid prices for financial assets, and offered prices for financial liabilities. When financial assets and liabilities have offsetting market risks, the Bank uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or offered price to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. These techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain financial instruments, fair values may be determined in whole or in part by using valuation techniques, such as internally developed valuation models, which may incorporate non-observable market inputs.
      If there is a difference between the value based on a valuation technique which includes inputs from observable markets, and the initial transaction price, the difference is referred to as inception profit or loss, and is recognized into income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes significant non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized into income as non-observable inputs become observable.
      If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or until it is extinguished.

VALUATION ADJUSTMENTS

The Bank recognizes various types of valuation adjustments to account for system limitations or measurement uncertainty in determining fair value when using valuation techniques. Valuation adjustments reflect the Bank’s assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.

METHODS AND ASSUMPTIONS

The Bank calculates fair values based on the following methods of valuation and assumptions:

Financial Instruments Whose Carrying Value Approximates Fair Value
For certain financial assets and financial liabilities that are short term in nature or contain variable rate features, fair value is based on the appropriate prevailing interest rates and/or credit curves. The fair value of cash and due from banks, interest-bearing deposits with banks, customers’ liability under acceptances, acceptances and securities borrowed or purchased under reverse repurchase agreements are considered to approximate carrying value.

Government and government-related securities
The fair value of Canadian government debt securities is primarily based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government yield curves.
The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include To Be Announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted average maturity of the pool. U.S. municipal government securities are valued using inputs obtained from a widely accepted comprehensive U.S. municipal reference database, MuniView. Inputs include reported trades, material event notices, and new issuance data. Other inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 50

The fair value of residential mortgage-backed securities is primarily determined using valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves, and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality, liquidity and concentration.

Other debt securities
The fair value of corporate and other debt securities, including debt securities reclassified from trading, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government yield curves, credit spreads, and trade execution data.
Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted average terms to maturity and prepayment rate assumptions.

Equity securities
The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, or there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities. If there are trading restrictions on the equity security held, a valuation adjustment is recorded against available prices to reflect the nature of the restriction.

Retained interests
The methods and assumptions used to determine fair value of retained interests are described in Note 5, Loan Securitizations.

Loans
The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased, including changes in the creditworthiness. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, in the absence of deterioration in credit, fair value is assumed to approximate carrying value.
At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. Similar to other debt securities not classified as loans, when quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.
The fair value of loans carried at fair value, which includes trading loans and loans designated as trading under the fair value option, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers. The prices are corroborated as part of the Bank’s independent review process, which may include using valuation techniques or obtaining consensus or composite prices from pricing services.

Derivative Financial Instruments
The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate prevailing market rates and prices of underlying instruments with similar maturities and characteristics.
Prices derived by using models are recorded net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, recovery rates, volatilities, spot prices, and correlation.
A credit risk valuation adjustment (CRVA) is recorded against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.
As at October 31, 2010, the credit risk valuation adjustment recorded against the model value of OTC derivatives was $178 million (2009 – $195 million).
In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral.
For non-trading derivatives, fair value is determined on the same basis as for trading derivatives.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 51

Deposits
The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.
For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.
For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates.  The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Obligations related to securities sold short
The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Subordinated Notes and Debentures
The fair values of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities
The fair values for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.
Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices and values of inputs. Management consistently applies valuation models and controls over a period of time in the valuation process. The valuations are also validated by past experience and through actual cash settlement under the contract terms.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 52

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities
(millions of Canadian dollars)		2010		2009
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and due from banks	$2,574	$2,574	$2,414	$2,414
Interest-bearing deposits with banks	19,136	19,136	19,103	19,103
Trading securities1
Government and government-related securities	$23,921	$23,921	$21,023	$21,023
Other debt securities	9,206	9,206	9,331	9,331
Equity securities	24,978	24,978	22,627	22,627
Retained interests	1,437	1,437	1,339	1,339
Total trading securities	$59,542	$59,542	$54,320	$54,320
Available-for-sale securities
Government and government-related securities	$59,761	$59,761	$47,953	$47,953
Other debt securities	36,361	36,361	29,010	29,010
Equity securities	2,005	2,173	1,915	2,144
Debt securities reclassified from trading2	4,228	4,228	5,963	5,963
Total available-for-sale securities3	$102,355	$102,523	$84,841	$85,070
Held-to-maturity securities
Government and government-related securities	$9,119	$9,330	$9,024	$9,244
Other debt securities	596	607	638	653
Total held-to-maturity securities	$9,715	$9,937	$9,662	$9,897
Securities purchased under reverse repurchase agreements	$50,658	$50,658	$32,948	$32,948
Loans1	270,020	271,989	253,128	253,448
Customers’ liability under acceptances	7,757	7,757	9,946	9,946
Derivatives	51,675	51,675	49,445	49,445
Other assets	13,988	13,988	9,503	9,503

FINANCIAL LIABILITIES
Deposits	$406,980	$409,067	$355,615	$358,696
Trading deposits	22,991	22,991	35,419	35,419
Acceptances	7,757	7,757	9,946	9,946
Obligations related to securities sold short	23,695	23,695	17,641	17,641
Obligations related to securities sold under repurchase agreements	25,426	25,426	16,472	16,472
Derivatives	53,685	53,685	48,152	48,152
Other liabilities	15,905	15,905	14,717	14,717
Subordinated notes and debentures	12,506	13,529	12,383	13,087
Liability for preferred shares and capital trust securities	582	613	1,445	1,484
1	Trading securities and loans include securities and loans, respectively designated as trading under the fair value option.
2	Includes fair value of government and government-insured securities as at October 31, 2010, of $18 million (2009 - $38 million) and other debt securities of $4,210 million (2009 - $5,925 million).
3
As at October 31, 2010, certain securities in the available-for-sale portfolio with a carrying value of $2,004 million (2009 - $2,242 million) do not have quoted market prices and are carried at cost. The fair value of these certain securities was $2,172 million (2009 - $2,471 million) and is included in the table above.

Fair Value Hierarchy
CICA Handbook Section 3862 requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests in loan securitizations and certain derivative contracts.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 53

The following table presents as at October 31, 2010, the level within the fair value hierarchy for each of the financial assets and liabilities measured at fair value:

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)	2010				2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

FINANCIAL ASSETS
Trading securities1
Government and government-related securities
Canadian government debt
Federal	$2,625	$5,543	$-	$8,168	$4,426	$5,580	$15	$10,021
Provinces	-	3,213	14	3,227	-	2,605	4	2,609
U.S. Federal, state, municipal governments, and agencies debt	765	6,546	37	7,348	542	4,509	39	5,090
Other OECD government guaranteed debt	-	4,102	-	4,102	-	2,010	4	2,014
Mortgage-backed securities - residential	-	1,076	-	1,076	-	1,289	-	1,289
Other debt securities
Canadian issuers	16	3,134	51	3,201	34	2,439	48	2,521
Other issuers	-	5,923	82	6,005	-	6,498	312	6,810
Equity securities
Preferred shares	27	-	-	27	33	-	-	33
Common shares	23,907	1,044	-	24,951	21,818	775	1	22,594
Retained interests	-	-	1,437	1,437	-	-	1,339	1,339
	$27,340	$30,581	$1,621	$59,542	$26,853	$25,705	$1,762	$54,320
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$10,850	$398	$-	$11,248	$10,679	$202	$-	$10,881
Provinces	-	388	-	388	-	380	-	380
U.S. Federal, state, municipal governments, and agencies debt	-	10,792	-	10,792	6	6,166	-	6,172
Other OECD government guaranteed debt	-	11,140	-	11,140	447	10,363	-	10,810
Mortgage-backed securities - residential	-	25,862	-	25,862	-	19,145	-	19,145
Other debt securities
Asset-backed securities	-	20,161	-	20,161	97	11,963	-	12,060
Corporate and other debt	39	16,137	24	16,200	1,045	15,875	-	16,920
Equity securities
Preferred shares	105	-	-	105	111	-	-	111
Common shares	104	123	-	227	89	68	-	157
Debt securities reclassified from trading2	-	4,164	64	4,228	-	5,795	168	5,963
	$11,098	$89,165	$88	$100,351	$12,474	$69,957	$168	$82,599
Loans1	$-	$245	$28	$273	$-	$328	$22	$350
Derivatives
Interest rate contracts	$4	$27,469	$46	$27,519	$15	$24,126	$70	$24,211
Foreign exchange contracts	385	19,328	170	19,883	526	18,991	301	19,818
Credit contracts	-	167	21	188	-	1,090	390	1,480
Equity contracts	11	2,742	557	3,310	206	2,360	386	2,952
Commodity contracts	150	620	5	775	148	832	4	984
	$550	$50,326	$799	$51,675	$895	$47,399	$1,151	$49,445

FINANCIAL LIABILITIES
Trading deposits	$-	$21,881	$1,110	$22,991	$-	$34,479	$940	$35,419
Obligations related to securities sold short	10,846	12,819	30	23,695	6,741	10,892	8	17,641
Derivatives
Interest rate contracts	$3	$25,632	$122	$25,757	$15	$23,349	$160	$23,524
Foreign exchange contracts	452	22,814	85	23,351	518	18,581	74	19,173
Credit contracts	-	180	43	223	-	1,057	662	1,719
Equity contracts	-	2,721	922	3,643	202	1,836	778	2,816
Commodity contracts	71	630	10	711	150	762	8	920
	$526	$51,977	$1,182	$53,685	$885	$45,585	$1,682	$48,152
1	Trading securities and loans include securities and loans, respectively designated as trading under the fair value option.
2
Includes fair value of government and government-insured securities as at October 31, 2010 of $18 million (2009 – $38 million) and other debt securities as at October 31, 2010 of $4,210 million (2009 –  $5,925 million).

There were no significant transfers between Level 1 and Level 2 during the year ended October 31, 2010.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 54

The following tables reconcile changes in fair value for all assets and liabilities measured at fair value using significant non-observable inputs (level 3) for the years ended October 31, 2010 and 2009.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
		unrealized gains (losses)		Movements			Transfers			unrealized
	Fair value								Fair value	gains
	as at	Included							as at	(losses) on
	Nov. 1,	in	Included				Into	Out of	Oct. 31,	instruments
	2009	income 1	in OCI	Purchases	Issuances	Other 2	Level 3	Level 3	2010	still held 3

FINANCIAL ASSETS
Trading securities
Government and
government-related
securities
Canadian government debt
Federal	$15	$-	$-	$-	$-	$(15)	$-	$-	$-	$-
Provinces	4	1	-	12	-	(23)	26	(6)	14	-
U.S. Federal, state, municipal
governments, and
agencies debt	39	6	-	-	-	(8)	-	-	37	2
Other OECD government
guaranteed debt	4	1	-	6	-	(2)	-	(9)	-	-
Other debt securities
Canadian issuers	48	3	-	82	-	(110)	62	(34)	51	1
Other issuers	312	19	-	432	-	(554)	123	(250)	82	-
Equity securities
Common shares	1	-	-	1	-	(2)	-	-	-	-
Retained interests	1,339	173	-	-	669	(744)	-	-	1,437	99
	$1,762	$203	$-	$533	$669	$(1,458)	$211	$(299)	$1,621	$102
Available-for-sale securities
Other debt securities
Corporate and other debt	$-	$-	$(9)	$-	$-	$-	$33	$-	$24	$(9)
Debt securities reclassified
from trading	168	9	(3)	-	-	(20)	-	(90)	64	2
	$168	$9	$(12)	$-	$-	$(20)	$33	$(90)	$88	$(7)
Loans4	$22	$3	$-	$8	$-	$(7)	$3	$(1)	$28	$5

FINANCIAL LIABILITIES
Trading deposits	$940	$52	$-	$-	$405	$(287)	$-	$-	$1,110	$69
Obligations related to
securities sold short	8	2	-	(13)	-	11	28	(6)	30	2
Derivatives5	$531	$(35)	$-	$(122)	$255	$(241)	$(3)	$(2)	$383	$33
1	Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.
4	Includes trading loans.
5
Consists of derivative assets of $799 million (2009 – $1,151 million) and derivative liabilities of $1,182 million (2009 – $1,682 million), both of which are measured using level 3 inputs, as at October 31, 2010, which have been netted on this table for presentation purposes only.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 55

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities Measured
(millions of Canadian dollars)		Total realized and								Change in
		unrealized gains (losses)		Movements			Transfers			unrealized
	Fair value								Fair value	gains
	as at	Included							as at	(losses) on
	Nov. 1,	in	Included				Into	Out of	Oct. 31,	instruments
	2008	income 1	in OCI	Purchases	Issuances	Other 2	Level 3	Level 3	2009	still held 3

FINANCIAL ASSETS
Trading securities
Government and
government-related
securities
Canadian government debt
Federal	$26	$1	$-	$1	$-	$(21)	$8	$-	$15	$-
Provinces	59	6	-	139	-	(254)	57	(3)	4	-
U.S. Federal, state, municipal
governments, and
agencies debt	46	1	-	3	-	(57)	46	-	39	(5)
Other OECD government
guaranteed debt	381	16	-	118	-	(446)	40	(105)	4	-
Other debt securities
Canadian issuers	375	(6)	-	36	-	(103)	52	(306)	48	(1)
Other issuers	711	76	-	216	-	(615)	387	(463)	312	34
Equity securities
Common shares	-	-	-	78	-	(77)	-	-	1	-
Retained interests	523	(9)	-	-	1,262	(437)	-	-	1,339	(41)
	$2,121	$85	$-	$591	$1,262	$(2,010)	$590	$(877)	$1,762	$(13)
Available-for-sale securities
Government and
government-related
securities
U.S. Federal, state, municipal
governments, and
agencies debt	$10	$-	$-	$-	$-	$(10)	$-	$-	$-	$-
Debt securities reclassified
from trading	-	10	(3)	-	-	(30)	197	(6)	168	(17)
	$10	$10	$(3)	$-	$-	$(40)	$197	$(6)	$168	$(17)
Loans4	$51	$2	$-	$-	$-	$(73)	$54	$(12)	$22	$(5)

FINANCIAL LIABILITIES
Trading deposits	$583	$44	$-	$-	$574	$(300)	$39	$-	$940	$60
Obligations related to
securities sold short	268	-	-	(26)	-	(173)	-	(61)	8	-
Derivatives5	$(431)	$(148)	$-	$(129)	$353	$614	$270	$2	$531	$96
1	Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.
4	Includes trading loans.
5
Consists of derivative assets of $799 million (2009 – $1,151 million) and derivative liabilities of $1,182 million (2009 – $1,682 million), both of which are measured using level 3 inputs, as at October 31, 2010, which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occurred mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable market inputs.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 56

The following table demonstrates, the potential effect of using reasonable possible alternative assumptions for financial assets and financial liabilities held, as at October 31, that are classified as Level 3 in the fair value hierarchy. In calculating these ranges, the Bank considered the effects of changes to certain non-observable inputs such as correlation and recovery rates.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		2010		2009
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value

FINANCIAL ASSETS
Trading securities
Government and government related securities
Canadian government debt
U.S. Federal, state, municipal governments, and agencies debt	$1	$1	$-	$-
Other debt securities
Canadian issuers	1	1	3	3
Other issuers	-	-	1	1
Equity securities
Retained interests	52	54	48	50
Total trading securities	54	56	52	54
Available-for-sale securities
Government and government related securities
Debt securities reclassified from trading	1	1	3	3
Total available for sale securities	1	1	3	3
Loans	2	2	2	2
Derivatives	3	25	39	46

FINANCIAL LIABILITIES
Trading deposits	3	2	5	5
Obligations related to securities sold short	1	1	-	-
Derivatives	49	24	58	51
Total	$113	$111	$159	$161

A Level 3 financial asset or liability is first recognized at its transaction price. The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs used to value these instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with significant non-observable market inputs.

(millions of Canadian dollars)	2010	2009
Balance at beginning of year	$19	$33
New transactions	11	4
Recognized in the Consolidated Statement of Income during the year	(18)	(18)
Balance at end of year	$12	$19

NOTE 30 INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table on the following page details interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management’s estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 57

Interest Rate Risk
(billions of Canadian dollars, except as noted)								2010
				Total	Over 1		Non-
	Floating	Within 3	3 months	within	year to	Over	interest
	rate	months	to 1 year	1 year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$4.4	$15.8	$1.0	$21.2	$-	$-	$0.5	$21.7
Effective yield		0.1%	1.3%		-%	-%
Trading securities	$7.1	$7.0	$7.2	$21.3	$10.0	$5.9	$22.3	$59.5
Effective yield		1.6%	1.6%		3.2%	3.2%
Available-for-sale	$0.2	$53.1	$11.1	$64.4	$30.8	$6.5	$0.6	$102.3
Effective yield		0.4%	1.1%		1.7%	2.2%
Held-to-maturity	$-	$0.6	$0.7	$1.3	$8.3	$-	$0.1	$9.7
Effective yield		2.8%	3.1%		2.8%	-%
Securities purchased under
reverse repurchase agreements	$5.1	$33.7	$6.9	$45.7	$3.1	$0.9	$1.0	$50.7
Effective yield		0.7%	0.3%		1.7%	3.0%
Loans	$7.5	$154.4	$21.4	$183.3	$66.6	$14.5	$5.6	$270.0
Effective yield		4.1%	4.9%		5.2%	5.2%
Other	$59.4	$-	$-	$59.4	$-	$-	$46.2	$105.6
Total assets	$83.7	$264.6	$48.3	$396.6	$118.8	$27.8	$76.3	$619.5
Liabilities and shareholders’ equity
Trading deposits	$-	$12.4	$9.2	$21.6	$0.1	$0.3	$1.0	$23.0
Effective yield		0.3%	0.3%		1.7%	2.8%
Other deposits	$144.4	$51.6	$38.3	$234.3	$42.8	$2.3	$127.6	$407.0
Effective yield		1.2%	1.7%		2.9%	7.8%
Obligations related to securities sold short	$23.7	$-	$-	$23.7	$-	$-	$-	$23.7
Obligations related to securities
sold under repurchase agreements	$1.6	$21.9	$0.3	$23.8	$1.0	$0.6	$-	$25.4
Effective yield		0.5%	1.1%		1.4%	2.8%
Subordinated notes
and debentures	$-	$-	$0.2	$0.2	$11.8	$0.5	$-	$12.5
Effective yield		-%	7.6%		5.4%	5.1%
Other	$61.4	$-	$-	$61.4	$0.6	$-	$23.6	$85.6
Shareholders’ equity	$-	$0.4	$-	$0.4	$3.0	$-	$38.9	$42.3
Total liabilities and shareholders’ equity	$231.1	$86.3	$48.0	$365.4	$59.3	$3.7	$191.1	$619.5
Net position	$(147.4)	$178.3	$0.3	$31.2	$59.5	$24.1	$(114.8)	$-

Interest Rate Risk by Category
(billions of Canadian dollars)								2010
				Total	Over 1		Non-
	Floating	Within	3 months	within	year to	Over	interest
	rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Canadian currency	$(91.1)	$122.5	$(4.5)	$26.9	$17.0	$8.1	$(60.7)	$(8.7)
Foreign currency	(56.3)	55.8	4.8	4.3	42.5	16.0	(54.1)	8.7
Net position	$(147.4)	$178.3	$0.3	$31.2	$59.5	$24.1	$(114.8)	$-

								2009
Total assets	$73.6	$231.5	$39.9	$345.0	$106.5	$31.2	$74.5	$557.2
Total liabilities and shareholders' equity	202.3	69.2	47.1	318.6	57.6	17.5	163.5	557.2
Net position	$(128.7)	$162.3	$(7.2)	$26.4	$48.9	$13.7	$(89.0)	$-

NOTE 31 CONTINGENT LIABILITIES, COMMITMENTS, PLEDGED ASSETS, COLLATERAL AND GUARANTEES

LITIGATION

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan related. Contingent loss accruals are established when it becomes likely that the Bank will incur an expense and the amount can be reasonably estimated. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

COMMITMENTS

Credit-related Arrangements
In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.
Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. See also the Guarantees section below for further details.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 58

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.
Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers’ liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 6.
The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments
(millions of Canadian dollars)	2010	2009
Financial and performance standby letters of credit	$14,299	$13,311
Documentary and commercial letters of credit	262	354
Commitments to extend credit1
Original term to maturity of one year or less	22,947	25,197
Original term to maturity of more than one year	39,849	36,182
Total	$77,357	$75,044
1	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

In addition, the Bank is committed to fund $423 million (2009 - $459 million) of private equity investments.

Long-term Commitments or Leases
The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $626 million for 2011; $582 million for 2012; $545 million for 2013; $462 million for 2014; $397 million for 2015, and $1,949 million for 2016 and thereafter.
Future minimum capital lease commitments where the annual payment is in excess of $100 thousand, is estimated at $37 million for 2011; $10 million for 2012; $10 million for 2013; $8 million for 2014; $7 million for 2015, and $25 million for 2016 and thereafter.
The premises and equipment net rental expense, included under non-interest expenses in the Consolidated Statement of Income, for the year ended October 31, 2010 was $786 million (2009 - $844 million; 2008 - $679 million).

Pledged Assets, Repurchase Agreements and Collateral
In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2010, securities and other assets with a carrying value of $46 billion (2009 - $32 billion) were pledged in respect of securities sold short or under repurchase agreements. As at October 31, 2010, $2.2 billion (2009 - nil) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. These assets were sold by the Bank to a VIE which is consolidated by the Bank. In addition, as at October 31, 2010, assets with a carrying value of $17 billion (2009 - $8 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.
In the ordinary course of business, the Bank enters into security lending arrangements where it agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent as at October 31, 2010 amounted to $12 billion (2009 - $13 billion).
In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2010, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $24.2 billion (2009 - $23.2 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $6.7 billion as at October 31, 2010 (2009 - $6.3 billion).

GUARANTEES

Guarantees issued by the Bank include contracts that require payments to be made to the guaranteed party based on: (i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Guarantees are initially measured and recorded at their fair value. The Bank’s release from risk is recognized over the term of the guarantee using a systematic and rational amortization method. If the guarantee qualifies as a derivative, they are remeasured at fair value at each balance sheet date and reported as derivatives in other assets or other liabilities as appropriate. The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold with Recourse - Service Agreements
The Bank sells mortgage loans to the TD Mortgage Fund, a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties and are government guaranteed. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank may be required to repurchase the mortgage loans at the expiration, renewal, or credit default of the mortgage loans at their carrying amount. In addition, if the mutual fund is experiencing liquidity issues, the Bank may be required to repurchase mortgage loans at their fair value. The repurchase obligations do not preclude sale treatment as the Bank does not maintain effective control over the transferred mortgage loans. Generally, the term of these agreements do not exceed five years.

Credit Enhancements
The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. Generally, the term of these credit facilities do not exceed 14 years.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 59

Written Options
Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.
Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, pre-defined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2010 is $120 billion (2009 - $123 billion).

Indemnification Agreements
In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.
The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank’s request, to another entity.

The table below summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments
(millions of Canadian dollars)	2010	2009
Financial and performance standby letters of credit	$14,057	$12,999
Assets sold with recourse	1,510	870
Credit enhancements and other	242	312
Total	$15,809	$14,181

NOTE 32 CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank’s portfolio could be sensitive to changing conditions in particular geographic regions.

(millions of Canadian dollars, except as noted)
	Loans and customers' liability				Derivative financial
	under acceptances 1		Credit instruments 2,3		instruments4,5
	2010	2009	2010	2009	2010	2009
Canada	72%	71%	56%	62%	34%	34%
United States6	26	26	36	32	20	21
United Kingdom	1	1	2	2	14	12
Europe - other7	1	1	2	2	24	26
International	-	1	4	2	8	7
Total	100%	100%	100%	100%	100%	100%
	$277,777	$263,074	$77,357	$75,044	$51,071	$48,542
1
Of the total loans and customers’ liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2010 was: Real estate 10% (2009 - 10%).

2
As at October 31, 2010, the Bank had commitments and contingent liability contracts in the amount of $77,357 million (2009 - $75,044 million). Included are commitments to extend credit totalling $62,795 million (2009 - $61,379 million), of which the credit risk is dispersed as detailed in the table above.

3
Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2010: Financial institutions 22% (2009 - 23%); oil and gas 11% (2009 - 10%); government and public sector 9% (2009 - 7%); power and utilities 6% (2009 - 6%); health and social services 6%(2009 - 5%); metal and mining 5%(2009 - 3%); and other 7% (2009 - 8%).

4
As at October 31, 2010, the current replacement cost of derivative financial instruments amounted to $51,071 million (2009 - $48,542 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.

5
The largest concentration by counterparty type was with financial institutions (including non banking financial institutions), which accounted for 79% of the total (2009 - 83%). The second largest concentration was with governments, which accounted for 13% of the total (2009 - 9%). No other industry segment exceeded 5% of the total.

6	Debt securities classified as loans were 2% (2009 - 3%) of the total loans and customers’ liability under acceptances.
7	Debt securities classified as loans were 1% (2009 - 1%) of the total loans and customers’ liability under acceptances.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 60

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure
(millions of Canadian dollars)	2010	2009
Cash and due from banks	$1,625	$1,337
Interest-bearing deposits with banks	19,136	19,103
Securities1
Trading
Government and government-insured securities	23,921	21,023
Other debt securities	9,206	9,331
Retained Interest	1,437	1,339
Available-for-sale2
Government and government-insured securities	59,761	47,953
Other debt securities	40,589	34,973
Held-to-maturity2
Government and government-insured securities	9,119	9,024
Other debt securities	596	638
Securities purchased under reverse repurchase agreements	50,658	32,948
Loans
Residential mortgages	71,444	65,613
Consumer instalment and other personal	100,402	93,867
Credit card	8,578	7,853
Business and government	82,308	74,971
Debt securities classified as loans2	7,288	10,824
Customers’ liability under acceptances	7,757	9,946
Derivatives3	85,995	84,000
Other assets	13,925	9,439
Total assets	593,745	534,182
Credit instruments4	77,357	75,044
Unconditionally cancellable commitments to extend credit relating to personal lines of credit and credit card lines	118,255	112,354
Total credit exposure	$789,357	$721,580
1	Excludes equity securities.
2	As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1.
3	The gross maximum credit exposure for derivatives is based on the credit equivalent amount. The amounts exclude exchange traded derivatives. See Note 8.
4
The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. See Note 31.

Credit Quality of Financial Assets
The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the standardized approach to credit risk. Under the standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral and external credit assessments. These assets relate primarily to the Bank’s U.S. Personal and Commercial Banking portfolio. Refer to the Managing Risk - Credit Risk section of the MD&A for a discussion on the risk rating for the standardized approach.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 61

Financial Assets Subject to the Standardized Approach by Risk-Weights
(millions of Canadian dollars)								2010
	0%	20%	35%	50%	75%	100%	150%	Total
Loans
Residential mortgages	$52	$245	$8,127	$-	$1,525	$148	$2	$10,099
Consumer instalment and other personal	-	582	2,469	-	13,912	40	44	17,047
Credit card	-	-	-	-	916	-	18	934
Business and government	1,014	1,395	-	-	2,330	36,580	1,142	42,461
Debt securities classified as loans1	-	284	-	-	-	19	-	303
Total loans	1,066	2,506	10,596	-	18,683	36,787	1,206	70,844
Securities - held-to-maturity	-	-	-	-	-	-	-	-
Securities purchased under reverse
repurchase agreement	-	2,040	-	-	-	-	-	2,040
Customers' liability under acceptances	-	-	-	-	-	5	-	5
Other assets2	35	1,063	-	-	-	-	-	1,098
Total assets	1,101	5,609	10,596	-	18,683	36,792	1,206	73,987
Off-balance sheet credit instruments	9	1,849	-	-	659	9,824	-	12,341
Total	$1,110	$7,458	$10,596	$-	$19,342	$46,616	$1,206	$86,328

								2009
Loans
Residential mortgages	$91	$-	$5,964	$-	$1,266	$159	$3	$7,483
Consumer instalment and other personal	-	-	2,243	-	15,168	26	51	17,488
Credit card	-	-	-	-	820	-	23	843
Business and government	415	735	-	1	1,620	33,508	856	37,135
Debt securities classified as loans1	-	167	-	-	-	86	-	253
Total loans	506	902	8,207	1	18,874	33,779	933	63,202
Securities - held-to-maturity	-	-	-	-	-	-	-	-
Securities purchased under reverse
repurchase agreement	-	2,164	-	-	-	-	-	2,164
Customers' liability under acceptances	-	-	-	-	-	7	-	7
Other assets2	1,902	1,708	-	2	-	-	-	3,612
Total assets	2,408	4,774	8,207	3	18,874	33,786	933	68,985
Off-balance sheet credit instruments	5	1,626	-	-	295	8,929	-	10,855
Total	$2,413	$6,400	$8,207	$3	$19,169	$42,715	$933	$79,840
1	As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1.
2	Other assets include amounts due from banks and interest-bearing deposits with banks.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 62

The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk in the Basel II Capital Accord. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank’s historical loss experience (by counterparty type) and on other key risk assumptions. Refer to the Managing Risk - Credit Risk section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.

Non-Retail Financial Assets Subject to the AIRB Approach by Risk Rating
(millions of Canadian dollars)					2010
		Non-
	Investment	Investment	Watch and	Impaired/
	grade	grade	classified	defaulted	Total
Loans
Residential mortgages	$37,285	$-	$-	$-	$37,285
Consumer instalment and other personal	32,616	153	-	-	32,769
Business and government	17,648	16,668	719	224	35,259
Debt securities classified as loans	6,414	151	495	-	7,060
Total loans	93,963	16,972	1,214	224	112,373
Securities - held-to-maturity	9,715	-	-	-	9,715
Securities purchased under reverse repurchase agreement	42,146	6,359	113	-	48,618
Customers' liability under acceptances	3,948	3,699	101	4	7,752
Other assets1	18,684	4	1	-	18,689
Total assets	168,456	27,034	1,429	228	197,147
Off-balance sheet credit instruments	44,612	5,071	174	9	49,866
Total	$213,068	$32,105	$1,603	$237	$247,013

					2009
Loans
Residential mortgages	$38,681	$-	$-	$-	$38,681
Consumer instalment and other personal	31,951	235	-	-	32,186
Business and government	16,389	15,675	924	365	33,353
Debt securities classified as loans	9,057	683	733	199	10,672
Total loans	96,078	16,593	1,657	564	114,892
Securities - held-to-maturity	9,662	-	-	-	9,662
Securities purchased under reverse repurchase agreement	27,094	3,690	-	-	30,784
Customers' liability under acceptances	5,040	4,798	96	5	9,939
Other assets1	15,785	52	4	-	15,841
Total assets	153,659	25,133	1,757	569	181,118
Off-balance sheet credit instruments	42,911	5,091	232	29	48,263
Total	$196,570	$30,224	$1,989	$598	$229,381
1	Other assets include amounts due from banks and interest-bearing deposits with banks.

Retail Financial Assets Subject to the AIRB Approach by Risk Rating1
(millions of Canadian dollars)						2010
	Low risk	Normal risk	Medium risk	High risk	Default	Total
Loans
Residential mortgages	$8,069	$10,156	$4,556	$1,230	$112	$24,123
Consumer instalment and other personal	6,550	22,166	17,047	5,060	241	51,064
Credit card	714	2,012	2,848	2,301	61	7,936
Business and government	218	1,944	2,088	1,355	71	5,676
Total loans	15,551	36,278	26,539	9,946	485	88,799
Total assets	15,551	36,278	26,539	9,946	485	88,799
Off-balance sheet credit instruments	17,680	16,179	6,125	1,432	5	41,421
Total	$33,231	$52,457	$32,664	$11,378	$490	$130,220

						2009
Loans
Residential mortgages	$6,586	$7,434	$4,257	$1,106	$118	$19,501
Consumer instalment and other personal	5,976	20,443	14,442	3,626	196	44,683
Credit card	655	1,831	2,554	2,198	71	7,309
Business and government	184	1,791	2,037	1,371	95	5,478
Total loans	13,401	31,499	23,290	8,301	480	76,971
Total assets	13,401	31,499	23,290	8,301	480	76,971
Off-balance sheet credit instruments	16,960	15,836	6,197	1,410	6	40,409
Total	$30,361	$47,335	$29,487	$9,711	$486	$117,380
1
Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities and securities designated as trading under the fair value option, which are carried at fair value on the Consolidated Balance Sheet.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 63

NOTE 33 SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking, operating under the brand name, TD Bank, America’s Most Convenient Bank, and Wholesale Banking.
Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking in Canada as well as the Bank’s global insurance operations and provides financial products and services to personal, small business, insurance, and commercial customers. Wealth Management provides investment products and services to institutional and retail investors and includes the Bank’s equity investment in TD Ameritrade. U.S. Personal and Commercial Banking provides commercial banking, insurance agency, wealth management, mortgage banking and other financial services in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida. Wholesale Banking provides financial products and services to corporate, government, and institutional customers. Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to Canadian Personal and Commercial Banking, and the U.S. wealth management businesses to Wealth Management for management reporting purposes to align with how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.
The Bank’s other activities are grouped into the Corporate segment. The Corporate segment includes the effects of asset securitization programs, treasury management, general provision for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax benefits, and residual unallocated revenue and expenses.
Results of each business segment reflect revenue, expenses, and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximate the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of intangibles.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
As noted in Note 5, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and impairment related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale which is in compliance with GAAP together with income earned on the retained interests net of credit losses incurred are included in other income.
The Bank purchases credit default swaps (CDS) to hedge the credit risk in Wholesale Banking’s corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period’s earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in volatility in earnings from period to period which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment.
As discussed in Note 2, the Bank reclassified certain debt securities from trading to available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs, are reported in the Corporate segment.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 64

Results by Business Segment
(millions of Canadian dollars)						2010
	Canadian		U.S.
	Personal and		Personal and
	Commercial	Wealth	Commercial	Wholesale
	Banking	Management	Banking1,2	Banking	Corporate	Total
Net interest income	$7,134	$336	$3,579	$1,815	$(1,321)	$11,543
Non-interest income	3,237	2,121	1,180	1,059	425	8,022
Provision for (reversal of) credit losses	1,046	-	646	25	(92)	1,625
Non-interest expenses	4,934	1,813	2,910	1,395	1,111	12,163
Income (loss) before income taxes	4,391	644	1,203	1,454	(1,915)	5,777
Provision for (recovery of) income taxes	1,296	197	230	588	(1,049)	1,262
Non-controlling interests in subsidiaries,
net of income taxes	-	-	-	-	106	106
Equity in net income of an associated company,
net of income taxes	-	194	-	-	41	235
Net income (loss)	$3,095	$641	$973	$866	$(931)	$4,644
Total assets
Balance sheet	$198,058	$20,836	$179,604	$188,824	$32,223	$619,545
Securitized3	65,615	-	-	4,023	(19,027)	50,611

						2009
Net interest income	$6,348	$270	$3,607	$2,488	$(1,387)	$11,326
Non-interest income	3,101	1,935	1,117	733	(352)	6,534
Provision for (reversal of) credit losses	1,155	-	948	164	213	2,480
Non-interest expenses	4,725	1,701	3,213	1,417	1,155	12,211
Income (loss) before income taxes	3,569	504	563	1,640	(3,107)	3,169
Provision for (recovery of) income taxes	1,097	159	(70)	503	(1,448)	241
Non-controlling interests in subsidiaries,
net of income taxes	-	-	-	-	111	111
Equity in net income of an associated company,
net of income taxes	-	252	-	-	51	303
Net income (loss)	$2,472	$597	$633	$1,137	$(1,719)	$3,120
Total assets
Balance sheet	$183,236	$20,592	$153,820	$164,939	$34,632	$557,219
Securitized3	57,659	-	-	4,057	(13,740)	47,976

						2008
Net interest income	$5,790	$347	$2,144	$1,318	$(1,067)	$8,532
Non-interest income	3,036	1,981	853	(68)	335	6,137
Provision for (reversal of) credit losses	766	-	226	106	(35)	1,063
Non-interest expenses	4,522	1,615	1,791	1,199	375	9,502
Income (loss) before income taxes	3,538	713	980	(55)	(1,072)	4,104
Provision for (recovery of) income taxes	1,114	233	258	(120)	(948)	537
Non-controlling interests in subsidiaries,
net of income taxes	-	-	-	-	43	43
Equity in net income of an associated company,
net of income taxes	-	289	-	-	20	309
Net income (loss)	$2,424	$769	$722	$65	$(147)	$3,833
Total assets
Balance sheet	$172,389	$15,399	$126,996	$215,013	$33,417	$563,214
Securitized3	42,817	-	-	3,022	(13,259)	32,580
1	Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking include Commerce.
2
As explained in Note 1, effective the second quarter ended April 30, 2009, as a result of the alignment of reporting period of U.S. entities, TD Bank, N.A., which currently operates as TD Bank, America’s Most Convenient Bank, is consolidated using the same period as the Bank.

3	Securitized assets continue to be reported under the segments the original loans originated from.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 65

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)
		Income before
	Total revenue	income taxes	Net income	Goodwill	Total assets
					2010
Canada	$12,741	$3,689	$2,637	$1,530	$355,021
United States	4,953	518	502	12,880	207,755
International	1,871	1,570	1,505	50	56,769
Total	$19,565	$5,777	$4,644	$14,460	$619,545

					2009
Canada	$12,154	$2,938	$2,256	$1,529	$329,454
United States	3,906	(1,265)	(541)	13,432	177,593
International	1,800	1,496	1,405	54	50,172
Total	$17,860	$3,169	$3,120	$15,015	$557,219

					2008
Canada	$10,770	$3,186	$2,486	$1,529	$352,418
United States	2,925	216	487	13,265	154,418
International	974	702	860	48	56,378
Total	$14,669	$4,104	$3,833	$14,842	$563,214

NOTE 34 RELATED-PARTY TRANSACTIONS

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

Loans to Officers and Directors and their Associates
(millions of Canadian dollars)	2010	2009
Personal loans, including mortgages	$11	$9
Business loans	182	175
Total	$193	$184

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 23 for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

TD AMERITRADE

Pursuant to a Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of twelve members of TD Ameritrade’s Board of Directors. Three of the five TD-designated directors currently include our CEO, our former Group Head Wealth Management and an independent director of TD.

A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement
The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $713.5 million in 2010 (2009 – $653.7 million; 2008 – $657.0 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $39.2 billion in 2010 (2009 – $22.0 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a flat fee of 25 basis points and is reimbursed for the cost of FDIC insurance premiums.
As at October 31, 2010, amounts receivable from TD Ameritrade were $52.9 million (2009 - $39.8 million). As at October 31, 2010, amounts payable to TD Ameritrade were $81.9 million (2009 - $73.8 million).

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 66

SYMCOR

The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor’s results using the equity method of accounting. During the year, the Bank paid $133.7 million (2009 - $134.7 million; 2008 - $164.0 million) for these services. As at October 31, 2010, the amount payable to Symcor was $12.7 million (2009 - $12.3 million).

NOTE 35 RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the Managing Risk section of the MD&A, relating to credit, market and liquidity risks are an integral part of the 2010 Consolidated Financial Statements.

NOTE 36 SUBSEQUENT EVENTS

MEDIUM TERM NOTES
On November 2, 2010, the Bank issued $1 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. For further details, see Note 14.

On November 29, 2010, the Bank announced its intention to redeem on January 18, 2011 all its outstanding 4.317% medium term notes due January 18, 2016.

TD BANK GROUP • 2010 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES 67